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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC  20549

                     ------------------------------------

                                  FORM 10-SB

    GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
     UNDER SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934



                     ------------------------------------


                   AMERICAN INTERNATIONAL INDUSTRIES, INC.
                (Name of Small Business Issuer in its Charter)


                NEVADA                                    88-0326480
     (State or other jurisdiction                      (I.R.S. Employer
          of incorporation or                        Identification Number)
             organization)



          601 HANSON ROAD
            KEMAH, TEXAS                                    77565-2701
(Address of principal executive offices)                    (Zip Code)


                                   (281) 334-4764
                             (Issuer's telephone number)

Securities to be registered under Section 12(b) of the Act:

           TITLE OF EACH CLASS                  NAME OF EACH EXCHANGE ON WHICH
           TO BE SO REGISTERED                  EACH CLASS IS TO BE REGISTERED
           -------------------                  ------------------------------
                  None                                        None

Securities to be registered under Section 12(g) of the Act:

                                    COMMON STOCK
                                  (Title of Class)

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     All references to American International Industries, Inc. common stock reflect a three for one common stock split in July 1996.

                                      PART I

FORWARD-LOOKING STATEMENTS

     This Form 10-SB contains certain statements that are "Forward-Looking Statements" within the meaning of Section 27A of the Securities Act of 1933 ("Act") and Section 21E of the Securities Exchange Act of 1934 ("Exchange Act") which can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "estimates," "will," "should," "plans" or "anticipates" or the negative thereof or other variations thereon or comparable terminology or by discussions of strategy. Such statements include, but are not limited to, the discussions of the Company's operations, liquidity, and capital resources. Although the Company believes that the expectations reflected in any Forward-Looking Statements are reasonable, there can be no assurances that such expectations will prove to be accurate Forward-Looking Statements. Generally, these statements relate to business plans, strategies, anticipated strategies, levels of capital expenditures, liquidity, and anticipated capital financing needed to effect the business plan. All phases of the Company's operations are subject to a number of uncertainties, risks, and other influences, many of which are outside the control of the Company and cannot be predicted with any degree of accuracy. In light of the significant uncertainties inherent in any Forward-Looking Statements, the inclusion of such statements should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved. Readers are cautioned that such Forward-Looking Statements involve risks and uncertainties.

ITEM 1.   DESCRIPTION OF BUSINESS

GENERAL

     American International Industries, Inc. is a Nevada corporation which began conducting its current operations in September 1996, when it made its first acquisition. As used herein, the term "AIII" or the "Company" refers to American International Industries, Inc. or to American International Industries, Inc. and its consolidated subsidiaries, as applicable. The Company is a holding company currently operating five subsidiaries: Acqueren, Inc. (whose sole business operating entity is Northeastern Plastics Inc. which is a supplier of automotive after-market products and consumer durables), Brenham Oil & Gas, Inc. (an owner of an oil and gas royalty interest), Har-Whit/Pitt's & Spitt's, Inc. (a manufacturer and distributor of barbeque pits and a custom sheet metal fabricator), Modern Film Effects, Inc., doing business as, Cinema Research Corporation, (a provider of optical title and credits services and digital special effects for the motion picture industry), and Texas Real Estate Enterprises, Inc. (which owns certain undeveloped real estate in Harris, Galveston, and Chambers counties in Texas, some of which is held by its wholly owned subsidiary Midtowne Properties, Inc.). The Company's long-term strategy is to expand the operations of each of its subsidiaries in their respective fields.

     The Company encounters substantial competition, in each of its product and service areas, with businesses producing the same or similar products or services, or with businesses producing different products designed for the
same uses.   Such competition is expected to continue.  Depending on the particular market involved, the Company's businesses compete on a variety of factors, such as price, quality, delivery, customer service, performance, product innovation and product recognition. Other competitive factors for certain products include breadth of product line, research and development efforts and technical and managerial capability.

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     AMERICAN INTERNATIONAL INDUSTRIES, INC.

     In September 1994, the Company was incorporated in Nevada under the name Black Tie Affair, Inc. for the purposes of engaging in catering services. In July 1996, an unaffiliated group of investors purchased shares of Company common stock constituting 90% of the outstanding shares of Black Tie Affair, Inc. This group changed the name of the Company to Pitts and Spitts of Texas, Inc., and acquired Pitt's & Spitts, Inc. and Har-Whit, Inc. in September 1996. In September and October 1997, Mr. Daniel Dror, Sr. and his affiliates gained control of the Company through the following arms-length negotiated transactions with the Company and unaffiliated third parties: (i) Elk International Corporation, Ltd., an entity controlled by Mr. Dror's brother, purchased 5,000,000 shares of Company common stock at a purchase price of $0.03 per share from the Company, received an option to purchase 2,000,000 shares of Company common stock at an exercise price of $0.02 per share from the Company, and purchased 1,200,000 shares of Company common stock at a purchase price of $0.03 per share from an individual (Mr. Dror has never owned any shares of Elk International Corporation, Ltd., nor has he ever served as an officer or director of such entity), (ii) Jack Talan, currently a director of the Company, purchased 500,000 shares of Company common stock from the Company at a purchase price of $0.10 per share, and
(iii) Daniel Dror & Company, Inc., controlled by Mr, Dror, purchased 200,000 shares of Company common stock at a purchase price of $0.03 per share from an individual. At the closing of this transaction, the sole operating entities of the Company were its two subsidiaries Pitt's & Spitt's, Inc. and Har-Whit, Inc. This group elected a new board of directors, appointed current management, and appointed Mr. Dror chairman of the board and chief executive officer. In December 1997, the name of the Company was changed to Energy Drilling Industries, Inc., and in June 1998, the Company changed its name to American International Industries, Inc.

     In January 1998, the Company amended its Articles of Incorporation to increase its authorized common shares to 100,000,000 and to authorize
10,000,000 preferred shares.   In September 1998, the Company amended its
Articles of Incorporation to increase its authorized common shares to 200,000,000 ("Common Stock"). As of October 28, 1998, the Company had 110,877,321 shares of Common Stock issued and outstanding, of which
25,673,852 shares are freely tradeable and the remainder are restricted. In addition and as of December 1, 1998, the Company has not issued approximately 7,500,000 shares of Common Stock relating to the acquisition of Acqueren, Inc. because these shares have not been exchanged. Further as of December 1, 1998, 1,000,000 shares of restricted Common Stock are authorized but not issued relating to the purchase of Midtowne Properties, Inc. The Company is located
at 601 Hanson Road in Kemah, Texas 77565.   Its telephone number is
(281) 334-4764.

     As of December 1, 1998, the Company, excluding its subsidiaries, employed six persons, none of which are covered by a collective bargaining agreement.

     HAR-WHIT/PITT'S & SPITT'S, INC.

     In September 1996, prior to Mr. Dror and his affiliates gaining control of AIII, the Company purchased all of the capital stock of Pitt's & Spitt's, Inc., a Texas corporation, and Har-Whit, Inc., a Texas corporation, for 2,527,000 shares of Common Stock and $500,000 in exchange for non-compete agreements with the previous owners. Messrs. Hartis and Whitworth, two of the prior owners of the above corporations who have subsequently been appointed directors, each received 631,750 shares of Common Stock and $250,000 in connection with the acquisitions. In August 1998, Pitt's & Spitt's, Inc. was merged into Har-Whit, Inc., which subsequently changed its name to Har-Whit/Pitt's & Spitt's, Inc. ("Har-Whit"). Har-Whit is located at 14221 Eastex Freeway in Houston, Texas
77032.   Its telephone number is (281) 442-5013.

     BRENHAM OIL & GAS, INC.

     In December 1997, the Company purchased all of the capital stock of Brenham Oil and Gas, Inc., a Texas corporation ("Brenham"), for 6,000,000 shares of Common Stock from Daniel Dror II 1976 Trust. Mr. Dror is the trustee of the Daniel Dror II 1976 Trust, but he has no financial interest in such trust, the sole

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beneficiary being Mr. Dror's son.  Brenham's sole asset is an oil and gas royalty interest which was purchased by the Daniel Dror II 1976 Trust prior to December 1995. The purchase price was based on the discounted estimated cash flows from the royalty interest over a five year period. While no independent valuation appraisal was conducted, management believes the terms of the purchase were fair and reasonable based on such cash flows. Brenham
is located at 601 Hanson Road in Kemah, Texas 77565.   Its telephone number
is (281) 334-4764.

     TEXAS REAL ESTATE ENTERPRISES, INC.

     In December 1997, the Company purchased all of the capital stock of Texas Real Estate Enterprises, Inc. a Texas corporation ("TRE") for 10,000,000 shares of Common Stock from Elk International Corporation, Ltd., which is controlled by Mr. Dror's brother. The Company also purchased G.C.A. Incorporated ("GCA") for a total consideration of 6,000,000 shares of AIII Common Stock. TRE and GCA are collectively referred to as TRE. In May 1998, the Company through TRE issued 8,000,000 shares of AIII Common Stock to Daniel Dror & Company, Inc., which is controlled by Mr. Dror, in exchange for additional property. Subsequently, Daniel Dror & Company, Inc. transferred 5,000,000 of such AIII Common Stock to Elk International Corporation, Ltd. in extinguishment of debt on this property. In June 1998, the Company through TRE purchased all of the capital stock of Midtowne Properties, Inc. for 1,100,000 shares of AIII Common Stock, from two parties, one of which is an affiliate of Mr. Dror, which received 660,000 shares of AIII Common Stock. In December 1998, because the appraisals on the properties exceeded the preliminary values of the properties as estimated by both parties to the transaction, the Company authorized the issuance of an additional 1,000,000 shares of AIII Common Stock, of which the party with which Mr. Dror is affiliated is to receive 600,000 shares. The purchase price of TRE, GCA, Midtowne Properties, Inc., and the additional property was established based on the fair market value of the assets acquired as determined by independent, certified appraisals. Management believes the terms of the purchases were fair and reasonable based on such appraisals. TRE is located at 601 Hanson
Road in Kemah, Texas 77565.   Its telephone number is (281) 334-4764.

     ACQUEREN, INC.

     In June 1998, the Company entered into a purchase agreement to acquire all of the capital stock of Acqueren Inc., a Delaware corporation ("Acqueren"), which operates through its wholly owned subsidiary Northeastern Plastics, Inc., a New York corporation ("NPI"). The purchase agreement provided for the issuance of 6,750,000 shares of Common Stock to the two largest shareholders of Acqueren in exchange for approximately 55% of the outstanding capital stock of Acqueren, and provided for the remaining shareholders of Acqueren to receive approximately 25.02 shares of Common Stock for each share of Acqueren common stock exchanged (these remaining shares of Acqueren common stock had been issued pursuant to a private placement and included a warrant to purchase one share of Acqueren common stock, which is included in the above exchange). The transaction was closed effective July 1, 1998, and through December 1, 1998, the Company had exchanged shares representing a total of 84% of the outstanding shares of Acqueren. Based upon the estimated fair value of the restricted common stock of AIII ($.08 per share), the total purchase consideration for Acqueren was approximately $2,140,000. Management believes the terms of the acquisition were fair and reasonable being based on arms-length negotiations. NPI is
located at 11601 Highway 32 in Nicholls, Georgia 31554.   Its telephone
number is (912) 345-2030.

     MODERN FILM EFFECTS, INC.

     In September 1998, the Company purchased all of the capital stock of Electronic Pictures California, Inc., a California corporation, in exchange for 1,900,000 shares of Common Stock. Electronic Pictures California, Inc. owned an option to purchase all of the capital stock of Modern Film Effects, Inc., a California corporation, doing business as Cinema Research Corporation, and Digital Research Corporation, a California corporation. In September 1998, the Company exercised such option and purchased all of the capital stock of Modern Film Effects, Inc. and Digital Research Corporation (referred to collectively as

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"CRC"), for 4,400,000 shares of Common Stock and options to purchase 400,000 shares of Common Stock over five years at $0.20 per share to Mr. Friedberg. In November 1998, Digital Research Corporation became a wholly owned subsidiary of Modern Film Effects, Inc. Based upon the estimated fair value of the restricted common stock at the date of closing of $1,260,000 ($.20 per share), stock options valued at $32,000, and the discounted present value of the note payable to selling stockholder ($303,300), the total purchase consideration was approximately $1,595,300. Management believes the terms of the acquisitions were fair and reasonable being based on arms-length negotiations. CRC is located at 6860 Lexington Avenue in Hollywood,
California 90038.   Its telephone number is (323) 460-4111.

BUSINESS OPERATIONS OF HAR-WHIT/PITT'S & SPITT'S, INC.

     Har-Whit is (i) a manufacturer and seller of barbeque pits and accessories, and (ii) a custom sheet metal and light structural fabrication company specializing in stainless steel and aluminum. Har-Whit began selling barbeque pits in 1983, and began its fabrication business in 1973.

     PRODUCTS AND SERVICES

     Har-Whit manufacturers ten standard styles of high quality barbeque pits that it sells at retail at prices ranging from $625 to $4,395. In addition, Har-Whit manufacturers custom barbeque pits which have been sold at prices as high as approximately $35,000. Har-Whit's barbeque pits are sold under the name "Pitt's & Spitt's," which management believes has established a reputation for quality in the industry. In addition, Har-Whit offers a number of related spices, sauces, accessories, cooking tools, and cookbooks in its retail showroom and, on a very limited basis, through catalogs.

     Har-Whit's custom fabrication business specializes in fabrication for commercial and industrial customers predominantly in the energy and environmental fields. Har-Whit also builds custom products for other manufacturers under sub-contract agreements, on an as needed basis, from specifications and drawings provided by the customer.

     SALES AND MARKETING

     Har-Whit distributes its barbeque pits primarily through its retail outlet in Houston, Texas, as well as through orders worldwide. Har-Whit has over the years, advertised in various publications, in addition to television and radio. Har-Whit does little advertising and primarily markets it barbeque products and custom fabrication business through limited advertising, the Internet, and word of mouth.

     Currently, Har-Whit has no contracts with distributors, no retail agreements, and no marketing plan. Management believes its ability to increase production is dependent, among other items, on its ability to increase its facilities. In addition, even if Har-Whit is able to increase production, there can be no assurance that there will be sufficient demand for its products.

     COMPETITION

     Har-Whit competes against other manufacturers of barbeque pits, some of which have far greater

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financial, marketing, and other resources than Har-Whit. Har-Whit competes primarily on the basis of customer service and quality. Management believes its primary and most recognizable competitors in its primary sales markets are Klose Custom Barbeque Pits of Houston and Oklahoma Joe's of Oklahoma. There can be no assurance that Har-Whit will be able to successfully compete in this highly competitive marketplace.

     Har-Whit competes in its custom fabrication business primarily on the basis of quality and service. Har-Whit competes against other custom fabricators for a limited amount of fabrication business. The recent downturn in oilfield activity has increased competitive pressures, and Har-Whit intends to increase its marketing emphasis on other industries, although currently no marketing plan has been developed. Due to Har-Whit's narrow specialization in stainless and aluminum products, it competes with a relatively small number of entities. Management believes its primary and most recognizable competitors in the custom fabrication field in the Houston area are Walkup Company, Robertson
Metal Fabrication, Campo Sheet Metal Works, Inc., Maudlin & Son, and
Precision Metal Fab Co. There can be no assurance that Har-Whit will be able to successfully compete in this marketplace.

     EMPLOYEES

     As of December 1, 1998, the Company employed thirty-eight persons, including management, sales, office, and manufacturing employees. No employees are covered by a collective bargaining agreement. Management considers relations with its employees to be satisfactory.

     FACILITIES

     Har-Whit currently operates out of one office in Houston, Texas, that it owns. In addition, Har-Whit has recently acquired land for expansion adjoining its current facility consisting of approximately 26,000 square feet for $28,000 and a five year note of $30,000 for future expansion. Har-Whit is planning to add an additional 9,000 square feet to the existing manufacturing facilities on this land at a cost of approximately $250,000 if sufficient funding can be obtained, to effect its business strategy of increased sales as management believes a greater demand exists for its
products.   One of AIII's primary functions is to assist its subsidiaries to raise the necessary capital to support such growth, however, there is no assurance that Har-Whit will be able to raise adequate proceeds to effectuate any expansion plans. If Har-Whit is unable to raise sufficient proceeds to fund such expansion it will continue to operate out of its current facilities and with its current equipment. If Har-Whit is unable to fund plant expansion and purchase new production equipment, it will not be able to effectuate its business strategy of increased sales.

BUSINESS OPERATIONS OF BRENHAM OIL & GAS, INC.

     Brenham's sole asset is an oil, gas, and mineral royalty interest covering a twenty-four acre tract of land located in Washington County, Texas. The royalty interest is currently leased by Union Pacific Resources Company ("Union Pacific") for a term continuing until the covered minerals are no longer produced in paying quantities from the leased premises. Royalties on the covered minerals produced are paid to Brenham as follows: (i) for oil and other liquid hydrocarbons, the royalty is one-sixth of such production, (ii) for gas (including casinghead gas) the royalty is one-sixth of the net proceeds realized by Union Pacific on the sale thereof, less a proportionate part of ad valorem taxes and production, severance, or other excise


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taxes.  In addition, Brenham is entitled to shut-in royalties of $1 per acre of land for every ninety day period within which one or more of the wells on the leased premises, or lands pooled therewith, are capable of producing in paying quantities, but such wells are either shut-in or production is not being sold. Currently, Brenham is not actively seeking further royalty agreements. Brenham is operated from AIII's office in Kemah, Texas.

     COMPETITION

     Brenham's profitability is dependent on Union Pacific's ability to generate profits from the tract of land on which Brenham owns its royalty interest. The oil and gas industry is highly competitive, and Union Pacific competes against companies with substantially larger financial and other resources. Union Pacific's competitors include major integrated oil and gas companies and numerous other independent oil and gas companies and individual producers and operators. Competitive factors include price, contract terms, and types and quality of service, including pipeline distribution logistics and efficiencies, all of which may reduce any royalty payments made to Brenham.

     GOVERNMENT REGULATION

     Natural gas and crude oil exploration, development, and production operations are subject to extensive rules and regulations promulgated by federal, provincial, state and local authorities. Numerous federal, state and local departments and agencies have issued rules and regulations binding on the oil and gas industry and its individual members, some of which carry substantial penalties for noncompliance. State statutes and regulations require permits for drilling operations, drilling bonds and reports concerning operations. Such statutes and regulations may limit the rate at which oil and gas otherwise could be produced. The regulatory burden on the oil and gas industry increases its cost of doing business and, consequently, affects its profitability.

BUSINESS OPERATIONS OF TEXAS REAL ESTATE ENTERPRISES, INC.

     TRE and its wholly owned subsidiary Midtowne Properties, Inc. own nine tracts of land in Harris, Chambers, and Galveston counties in Texas. See "Item
3. Description of Property." TRE is operated from AIII's office in Kemah, Texas.

     All the properties owned by TRE are undeveloped commercial properties free of any mortgage obligations, however certain properties are subject to tax liens in the amount of $300,000 in the aggregate. Such properties are available for sale, however, management will explore development possibilities of its properties if such possibilities are presented. At this time no development plans are being considered.

     COMPETITION

     There is intense competition among companies in the real estate investment and development business. Sales and payments on real estate sales obligations depend, in part, on available financing and disposable income and, therefore, are affected by changes in general economic conditions and other factors.

The real estate development business and commercial real estate business are subject to other risks such as shifts in population, fluctuations in the real estate market, and unpredictable changes in the desirability of residential, commercial and industrial areas. There is no assurance that TRE will be able to compete in this market.

     REGULATION

     TRE's real estate operations are subject to comprehensive federal, state, and local regulation. Applicable statutes and regulations may require disclosure of certain information concerning real estate developments and credit policies. In the future, if TRE decides to develop its properties, periodic approval is required from various agencies in connection with the design of developments, the nature and extent of improvements, construction activity, land use, zoning, and numerous other matters. Failure to obtain such approval, or periodic renewal thereof, could adversely affect the real estate development and marketing operations of TRE. Various jurisdictions also require inspection of properties by appropriate authorities, approval of sales literature, disclosure to purchasers of specific information, bonding for property improvements, approval of real estate contract forms and delivery to purchasers of a report describing the property.

BUSINESS OPERATIONS OF ACQUEREN, INC.

     Acqueren through its wholly owned subsidiary NPI, is a supplier of products to retailers and wholesalers (i) in the automotive after-market, and (ii) in the consumer durable electrical products markets.

     PRODUCTS AND SERVICES

     NPI's products in the automotive after-market include a variety of booster cables sold under the brand name "Mechanix Choice" and "Bitty Booster Cable." Also supplied under the brand name "Mechanix Choice," NPI markets portable hand lamps, cord sets, and a variety of battery testers, battery repair kits, and miscellaneous battery accessories.

     The "Mechanix Choice" brand of booster cables was introduced in 1995, and its products are currently available at CSK Automotive, Family Dollar, Victor Automotive Products, Sam's Club, Caldor, and Bradless, among others. NPI's "Bitty Booster Cable" brand of booster cables are currently distributed in the automotive after-market and through well established food and drug retail channels.

     NPI's consumer durable electrical products include flood light kits, clamp on lamps, household extension cords, tri-tap extension cords, heavy duty extension cords, night lights, and surge protection devices. All of NPI's consumer durable electrical products are UL Listed.

     Beginning in late 1996, management changed its business strategy, and began to target what it believed to be the less competitive food and drug and variety retail industry. By adding more food and drug related items such as power strips, multiple outlet devices, cord sets, and night lights, NPI has been able to enter the consumer durables market at such locations as Family Dollar Stores, Bills Dollar Stores, and Dollar

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Tree Stores.

     Currently, virtually all of NPI's products are manufactured overseas.
NPI's products are manufactured based on NPI's specifications and design. Since 1995, NPI has changed all but one of its overseas suppliers, and as a result management believes it has been able to reduce purchasing costs and increase product quality. Currently, NPI has no long-term agreements with any overseas or domestic manufacturers for its products, but relies on management's personal contacts with such manufacturers in renewing its present agreements. There is no assurance that NPI will be able to renew its present agreements with manufacturers on terms economically favorable to NPI, if at all. The inability of NPI to renew its agreements on economically favorable terms will have a material adverse effect on NPI.

     SALES AND MARKETING

     Currently, NPI has no agreements with distributors, wholesalers, or retailers, but sells its products from its warehouse through the use of independent sales agents and through its in-house personnel. NPI contracts with agents, which are responsible for contacting potential customers and clients in a pre-determined sales area. NPI provides these agents with manuals, brochures, and other promotional materials which are used in the selling process. After sales are completed through the use of an agent, NPI directly bills the customer, and all payments are made directly to NPI. Agents are compensated solely on a commission basis, calculated on the net sales price of products which are invoiced to customers. No commissions are paid until NPI receives payment from customers.

     NPI also sells a substantial portion of its products under a customer friendly direct import program ("D/I program"). The D/I program offers NPI customers the additional services of arranging for overseas manufacturing and delivery to overseas freight forwarders. NPI can also arrange for the complete turn key deliveries of its products to its customers place of business in the United States. Under a turn key D/I program, NPI arranges, at an additional cost to its customers, on site factory inspections of the goods prior to the container loading, ocean and domestic freight services, customs and brokerage services as well as container unloading at the customer's facility. NPI's direct import sales are primarily guaranteed through a customer irrevocable bank letter of credit issued by the customer. Currently, management estimates that over one half of sales are made through the use of its D/I program. Management believes the D/I program provides to its customers the most cost effective means of obtaining large volumes of products. The average volume of NPI's direct import shipments are substantially larger than its warehouse shipments (management estimates that D/I program orders average a minimum of $40,000 to a high of $1,200,000, as compared to warehouse shipments which average $1,200), however, NPI is unable to realize the same gross profit margins on D/I program orders, as compared to warehouse shipments. Management estimates that D/I program gross profit margins range from a low of 8% to a high of 19%, while the gross profit margins on its warehouse sales range from a low of 19% to a high of 40%.

     NPI has chosen not to target several of the larger retailers in the consumer market such as Home Depot, Lowes, Builders Square, Wal-Mart, K-Mart, and Ace Hardware due to its capital limitations and due to the extreme competitive market conditions for such accounts. While there is no assurance, management believes it will be able to increase margins by focusing solely on smaller and mid-market retailers which management believes have been ignored by larger producers.

     In fiscal years 1998 and 1997, Family Dollar Stores, West Coast Liquidations, and Consolidated Stores accounted for approximately 21%, 11%, and 13%, respectively, of NPI's revenues. There is no assurance that NPI will be able to retain these customers, and the loss of any of these customers may have an adverse effect on NPI.

     COMPETITION

     In the safety products category of the automotive after-market, of which a substantial portion of NPI's products fall, NPI competes against a large number of suppliers many of which have far greater financial resources than NPI. In addition, management has seen little movement between suppliers at major national retailers, and as such, NPI's ability to increase market share will be limited. Management believes its primary competitors in the safety products market include General Cable with an estimated 20% market share, Coleman Cable with an estimated 18% market share, East Penn with an estimated 12% market share, Champion with an estimated 8% market share, and many other producers and importers. Based on current sales, management believes its market share of this safety products category to be approximately 4%. There can be no assurance that NPI will be able to successfully compete in this marketplace.

     In the consumer durables electrical products market, NPI competes against a large number of suppliers many of which have far greater financial resources than NPI. Management believes its primary competitors in the consumer durables market include Pacific Electricord Company with an estimated 35% market share, Woods Wire with an estimated 30% market share, General Cable with an estimated 10% market share, Coleman Cable with an estimated 15% market share, and various other producers. Based on current sales, management believes its market share of the consumer durables electrical product market to be approximately 1.4%. There can be no assurance that NPI will be able to successfully compete in this marketplace.

     Price is a highly significant factor in the safety products market and the consumer durables electronical products markets. Many of the NPI's products are made to industry specifications, and are therefore essentially functionally interchangeable with those of competitors. However, NPI believes that significant opportunities exist to differentiate all of its products on the basis of quality, reliability, and customer service.

     INTELLECTUAL PROPERTY

     NPI has been issued a trademark on "Northeastern" (TM), "Jumpower" (TM), "The Bitty Booster Cable" (TM), "connections with quality" (TM), and "small enough to fit in your glove box strong enough to start your car" (TM).

     EMPLOYEES

     As of December 1, 1998, NPI employed seven persons, including management, customer service, and warehouse employees. No employees are covered by a collective bargaining agreement. Management considers relations with its employees to be satisfactory.

     FACILITIES

     NPI currently operates from one facility in Nicholls, Georgia. Its facility is 30,000 square feet and is leased for $3,275 per month. The lease expires in October 1999 and NPI has the option to renew such lease for an additional two-year period with the monthly lease payments increased based on the consumer price index.

BUSINESS OPERATIONS OF MODERN FILM EFFECTS, INC.

     Modern Film Effects, Inc. consists of two divisions, Cinema Research Optical and Title and Cinema Research Digital, which together provide full technical, optical, and digital services for motion pictures, television, commercial, and industrial producers, directors, editors, special effects supervisors, and title designers. CRC's two divisions are distinct California corporations, Modern Film Effects, Inc., d/b/a Cinema Research Corporation and its wholly owned subsidiary Digital Research Corporation, which are collectively referred to as CRC.

     Management estimates that it completed more than 250 optical services projects in its last fiscal year, and its client list consists of many of the major studios in Hollywood, including Sony Film's Tri-Star Pictures, Columbia Pictures, Paramount Studios, Universal Studios, and Disney Studios. Management estimates that currently it accounts for 25% of the domestic revenues generated for optical title and credit services in the industry.

     In addition, CRC is conducting initial investigations as to the feasibility of offering high-definition television ("HDTV") production to the marketplace through Electronic Pictures California, Inc., a wholly owned subsidiary of AIII. CRC has engaged the services of a person, on an at-will employment basis, with prior experience in HDTV in Japan. CRC has no agreements with any manufacturers, distributors, or retailers for HDTV. CRC has no agreements with any customers for the sale or marketing of HDTV. This possible venture is in the preliminary stages and there can be no assurance that the production of HDTV will ever become viable within CRC.

     PRODUCTS AND SERVICES

     CRC's services include both optical and digital services. Its optical services include the photographic creation of titles and credits, correcting optical defects, wire removal, blue screen composites, and the production of optical special effects. CRC's digital services consist of the production of digital special effects. CRC's digital services are provided by digitizing film, creating special effects in the digitized format, and subsequently transferring the digitized images back to film.

     SALES AND MARKETING

     CRC believes it can exploit its market share in the optical services industry to promote its digital services. Previously, CRC had marketed its digital services to large scale special effect projects involving significant labor and technological costs. CRC no longer intends to pursue these large scale projects, and instead will only market its digital services at the post-production stage along with its optical services to smaller projects with fewer special effects. The larger projects required CRC to competitively bid for services, which often times produced losses when unexpected costs occurred. These smaller projects are priced by the special effect, thereby allowing CRC to better estimate its costs. While management believes CRC's business strategy may reduce gross revenues attributable to digital services, it believes that it will be better able to control costs.

     CRC's primary marketing method is through David R. Miller's relationships with studios in the industry. Mr. Miller, CRC's vice-president of marketing, has been involved in the industry for over twenty years, and has cultivated relationships with such studios as Tri-Star Pictures and Columbia Pictures. Management estimates that Mr. Miller's contacts have accounted for over 65% of CRC's optical business, with 60% derived solely from business conducted with Tri-Star Pictures and Columbia Pictures. The loss of Mr. Miller for any reason would severely limit CRC's ability to compete in the industry. In September 1998, CRC entered into a six-year employment agreement with Mr. Miller. CRC does not maintain life insurance on Mr. Miller.

     If adequate funding is obtained, CRC intends to consolidate its optical and digital facilities and to update its digital software and film equipment. If
CRC is unable to raise sufficient proceeds to fund such consolidation and upgrades, it will continue to operate out of its current facilities and with its current equipment. CRC competes in a high technology industry which is characterized by rapid technological changes. Development by others of new or improved products, processes, or technologies may make CRC's facilities and equipment obsolete or less competitive. One of AIII's primary functions is to assist its subsidiaries to raise the necessary capital to support such growth, however, there is no assurance that CRC will be able to raise adequate proceeds to fund any consolidation or to update its equipment. In addition, even if it is able to update its facilities and equipment, there can be no assurance that its new facilities and equipment will not be obsolete in the near future. While management believes that its optical services business is based on more established technology, its digital services business is more susceptible to rapid technological change.

     If CRC is able to complete its consolidation plans, it intends to market its services through the use of brochures, videos, and personal contact with studios. CRC currently employs three sales persons, including Mr. Miller, and intends to hire one additional sales person in the future. CRC relies on its ability to package both its optical and digital services for its clients. The digital services industry is highly competitive and CRC's ability to compete will depend on its maintaining current technology. There is no assurance that its market position in the optical industry will enable CRC to compete in the digital industry. Currently, CRC has no contracts or commitments with any studios for its services.

     COMPETITION

     CRC competes primarily against two corporations in the optical services industry, Pacific Title/Mirage Studio ("PTM") and Howard Anderson Optical. Management estimates that PTM currently accounts for approximately 65% of the optical services provided to the industry. As the optical services industry has few competitors, CRC will be competing for market share against a corporation with greater financial resources and market share than CRC. CRC believes it competes for business through quality production, personal relationships with studios, long-standing reputation in the industry, and timely delivery of products. There can be no assurance that CRC will be able to successfully compete in this marketplace.

     CRC is a relatively new entrant in the digital market and is currently competing on the basis of technology. The cost of digital services machinery and computers are extensive and are increasing. Therefore, the ability of CRC to compete in the digital services industry is directly related to its ability to update its technology. CRC competes against a large number of corporations in the digital services industry, many with greater financial resources than CRC. Assuming CRC is able to execute its business strategy, it will begin to focus solely on the post-production, digital special effects market. Although CRC believes there will be fewer participants in this market, the market will be smaller than the current digital market and CRC will be competing for fewer projects. In addition, CRC believes that its market share in the optical industry will allow it to more effectively compete in the post-production, digital special effects market. However, CRC competes in the optical industry against PTM, which has far greater market share and financial resources than CRC. Therefore, the CRC's new business strategy will require it to compete directly against a corporation which currently holds a dominant position in the optical industry. There can be no assurance that CRC will be able to successfully compete in this marketplace.

     INTELLECTUAL PROPERTY

     CRC has not filed for any patent protection with the United States Government. There is no assurance that employees of CRC, consultants, advisors or others will maintain the confidentiality of its technology, or that its technology will not otherwise become known, or be independently developed, by competitors. Additionally, there is no assurance that CRC's technology does not violate patent protections of other companies. The inability of the CRC to utilize its technology or obtain patents may have a material adverse effect on CRC.

     EMPLOYEES

     As of December 1, 1998, CRC employed thirty-eight persons, including management, sales, office, and manufacturing employees of which eighteen persons are covered by various industry-wide collective bargaining agreements. A strike, job action, or labor disturbance by the members of any of these organizations may have a material adverse effect on the Company. Management considers relations with its employees to be satisfactory.

     FACILITIES

     Currently, CRC produces its digital services from a different facility than its optical services. CRC intends to consolidate its optical and digital facilities in 1998 in order to eliminate duplicative administrative costs and reduce personnel.

     CRC's optical facility is located in Hollywood, California. The facility is 20,000 square feet and is leased for $13,000 per month. The lease on the optical facility expires on November 30, 1999. CRC has acquired for $50,000 an option on the facility, expiring in April 1999, which allows it to purchase the facility for $1,170,000. CRC's digital facility is located in Hollywood, California. The facility is 8,000 square feet and is leased for $7,500 per month. The lease on the digital facility expired on October 31, 1998 and CRC obtained an extension until December 19, 1998. Subsequently, CRC has begun to consolidate the digital operations into its optical facilities. This process is expected to be completed in January 1999.

     Management has determined that its current optical facility is in need of renovations, including interior redecoration and earthquake preparedness repairs. A current strategy of CRC is to sell its option to purchase its optical facility to a third party willing to make the above renovations, and to subsequently enter into a leasing transaction for the facility on a long term basis. There is no assurance that CRC will be able to execute a definitive agreement with such a third party on terms economically favorable to CRC, if at all. If CRC is unable to locate a third party willing to exercise the option and make the above repairs by April 1999, it will be required to borrow funds in order to exercise the option or it will have to continue to lease the facility from its present owner. If CRC is required to exercise the option, it will be required to borrow additional funds. One of AIII's primary functions is to assist its subsidiaries raise the necessary capital to support such transactions, however, there is no assurance that CRC will be able to obtain such funds to exercise the option. In addition, if CRC is unable to exercise the option, there is no assurance that it will be able to extend its current lease on a long term basis, or on terms economically favorable to CRC, if at all.


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS

     GENERAL

     The Company is a holding company currently operating five subsidiaries:
Acqueren, acquired effective July 1, 1998 (whose sole business operating entity is NPI which is a supplier of automotive after-market parts and consumer durables), Brenham acquired in December 1997 (an owner of an oil and gas royalty interest), Har-Whit acquired in September 1996 (a manufacturer and distributor of barbeque pits and a custom sheet metal fabricator), CRC acquired in September 1998 (a provider of optical title and credits services and digital special effects for the motion picture industry), and TRE acquired in December 1997 (which owns certain undeveloped real estate in Harris, Galveston, and Chambers counties in Texas, some of which is held by its wholly owned subsidiary Midtowne Properties, Inc.). All of the acquisitions were accounted for using the purchase method of accounting whereby the purchase price of the acquisition was allocated based upon the fair value of the assets acquired and liabilities assumed. If the purchase price exceeded the net fair market value of the assets acquired, any remaining purchase price was allocated to goodwill.

     The consolidated financial statements for AIII, which include all AIII's subsidiaries, is audited for the year ended December 31, 1997, and unaudited for the nine months ended September 30, 1998 and 1997. The unaudited pro forma results for AIII are for the year ended December 31, 1997 and for the nine months ended September 30, 1998, and assume that all acquisitions were effected on January 1, 1997. The financial statements for CRC and Acqueren with respect to the year ended June 30, 1998, are audited. The financial statements for CRC and Acqueren with respect to the period ended September 30, 1998 and 1997, are unaudited.

     The historical financial statements of AIII include the acquisitions of acquired companies (Acqueren and CRC) as of the effective date of the purchase and the results of these companies subsequent to closing as both the Acqueren and CRC transactions were accounted for under the purchase method of accounting. Accordingly, Acqueren has been included in AIII's results of operations since July 1, 1998, and CRC was included in the consolidated balance sheet as of September 30, 1998. CRC results of operations will be included in AIII's consolidated results beginning October 1, 1998.

     The Company intends to grow through the acquisition of additional and complimentary businesses.

The Company expects to face competition for acquisition candidates, which may limit the number of acquisition opportunities and may lead to higher acquisition prices. There can be no assurance that the Company will be able to identify, acquire or manage profitably additional businesses or to integrate any acquired businesses into the Company without substantial costs, delays or other operational or financial problems. Further, acquisitions involve a number of risks, including possible adverse effects on the Company's operating results, diversion of management's attention, failure to retain key personnel of the acquired business and risks associated with unanticipated events or liabilities, some or all of which could have a material adverse effect on the Company's business, financial condition and results of operations.

     The timing, size and success of the Company's acquisition efforts and the associated capital commitments cannot be readily predicted. The Company currently intends to finance future acquisitions by using shares of its Common Stock for a portion of the consideration to be paid. In the event that the Common Stock does not maintain a sufficient market value, or potential acquisition candidates are otherwise unwilling to accept Common Stock as part of the consideration for the sale of their businesses, the Company may be required to utilize more of its cash resources, if available, in order to initiate and maintain its acquisition program. If the Company does not have sufficient cash resources, its growth could be limited unless it is able to obtain additional equity or debt financing.

     NEW ACCOUNTING PRONOUNCEMENTS

     COMPREHENSIVE INCOME - In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income". This statement is effective for financial statements issued for periods beginning after December 15, 1997. The Company adopted this statement during 1998 and it had no material impact on the Company's financial statement disclosures.

     SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION - In June 1997, the FASB issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information" ("SFAS 131"). This statement is effective for fiscal years beginning after December 15, 1997. SFAS 131 requires the reporting of profit and loss, specific revenue and expense items, and assets for reportable segments. It also requires the reconciliation of total segment revenues, total segment profit or loss, total segment assets, and other amounts disclosed for segments, in each case to the corresponding amounts in the general purpose financial statements. The Company is currently evaluating the effect SFAS
131 will have on its financial statement disclosure requirements for the year ended December 31, 1998.


     PENSION AND OTHER POSTRETIREMENT BENEFITS - In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" ("SFAS 132"). SFAS 132 standardizes the disclosure requirements for pensions and other post-retirement benefits and requires additional information on changes in the benefit obligations and fair values of plan assets. The statement is effective for financial statements for periods beginning after December 15, 1997 and requires comparative information for earlier years to be restated. Adoption of SFAS 132 is expected to have no effect on the Company as there are no pension plans.

     DERIVATIVE AND HEDGING ACTIVITIES - In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 requires companies to recognize all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at fair value.

SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The Company does not expect adoption of the new standard on January 1, 2000 to affect its financial statements.

     RESULTS OF OPERATIONS -- AIII

     NINE MONTHS ENDED SEPTEMBER 30, 1998 COMPARED WITH THE NINE MONTHS ENDED SEPTEMBER 30, 1997. Net loss for the nine months ended September 30, 1998, was $137,908, as compared to $518,150 for the nine months ended September 30, 1997. This decrease is discussed in the following components of income, however the primary reason for the change is the inclusion of Acqueren since July 1, 1998, which had net income of $263,247 for the three months ended September 30, 1998.

     The net sales for the nine months ended September 30, 1998, were $5,781,245, as compared to $1,801,649 for the nine months ended September 30, 1997, such increase is the result of the inclusion of Acqueren's results of operations since its acquisition as of July 1, 1998. Acqueren's sales for this three month period was $3,935,820. The sales for Har-Whit were consistent with prior years.

     Cost of sales as a percentage of net sales for the nine months ended September 30, 1998, was approximately 78% as compared to approximately 65% during the nine months ended September 30, 1997, such change is the result of the inclusion of Acqueren which operates through NPI on a lower gross margin than does Har-Whit.

     Operating expenses for the nine months ended September 30, 1998, were $1,433,411, as compared to $1,097,653 for the nine months ended September 30, 1997. This increase is the result of the acquisition of Acqueren which has operating expenses of $275,367 since July 1, 1998.

     Other income or expense, which includes interest income (expense), other income, and increase in market value of equity securities, for the nine months ended September 30, 1998, was $38,177, as compared to ($47,079) for the nine months ended September 30, 1997. The increase is attributable primarily to a $37,845 gain in the market value of equity securities, and a $22,935 increase in interest income from higher levels of invested funds.

     TWELVE MONTHS ENDED DECEMBER 31, 1997, COMPARED WITH THE NINE MONTHS ENDED SEPTEMBER 30, 1998. Net loss for the twelve months ended December 31, 1997, was $870,027, as compared to $137,908 for the nine months ended September 30, 1998. This decrease is discussed in the following components of income, however the primary reason for the change is the inclusion of Acqueren since July 1, 1998.

     The net sales for the twelve months ended December 31, 1997, were $2,501,860, as compared to $5,781,245, for the nine months ended September 30, 1998, such increase was the result of the inclusion of Acqueren's results of operations since its acquisition as of July 1, 1998. Acqueren's sales for this three month period was $3,935,820. The sales for Har-Whit were consistent with prior years.

     Cost of sales as a percentage of net sales for the twelve months ended December 31, 1997, was approximately 65% as compared to approximately 78% during the nine months ended September 30, 1998, such change is the result of the inclusion of Acqueren which operates through NPI on a lower gross margin than does Har-Whit.

     Operating expenses for the twelve months ended December 31, 1997, were $1,674,172 as compared to $1,433,411 for the nine months ended September 30, 1998. This change for the nine month period reflects the acquisition of Acqueren which has operating expenses of $275,367 since July 1, 1998.

     Other income or expense, which includes interest income (expense), other income, and increase in market value of equity securities, for the twelve months ended December 31, 1997, was ($61,860), as compared to $38,177 for the nine months ended September 30, 1998. The increase is attributable primarily to a $37,845 gain in the market value of equity securities, and a $22,935 increase in interest income from higher levels of invested funds.

     Total assets at September 30, 1998, were $19,311,820, as compared to $4,558,081 at December 31, 1997. The increase is primarily attributable to AIII's acquisition of Acqueren and CRC.

     Total liabilities at September 30, 1998, were $7,854,800, as compared to $1,069,353 at December 31, 1997, and the increase is the result of 1998 acquisitions of Acqueren and CRC.

     RESULTS OF OPERATIONS -- CRC

     For the twelve months ended June 30, 1998, the net sales were $5,849,579, operating expenses were $1,946,368, other income or expense, which includes interest income (expense) and miscellaneous income, was ($58,138), resulting in a net loss of $455,211. Total assets at June 30, 1998, were $2,976,413, total liabilities were $3,522,074, and CRC had negative current working capital of $965,652. For the fiscal year ended June 30, 1998, CRC had $526,386 net cash provided from operations, $27,825 net cash used in investing activities, and $617,447 net cash used in financing activities.

     For the three months ended September 30, 1998 and 1997, the operations of CRC were stable with net sales of $1,375,346 in 1998 and $1,487,812 in 1997. The change reflected slower activities in the movie industry in 1998 over 1997. The loss was $6,452 for the quarter ended September 30, 1998 versus $15,074 for the quarter ended September 30, 1987. The change in the net loss is due to a reduction in interest expense due to lower debt and capital lease obligations.

     RESULTS OF OPERATIONS -- ACQUEREN

     For the twelve months ended June 30, 1998, the net sales were $7,841,829, operating expenses were $1,496,037, other income or expense, which includes interest income (expense) and miscellaneous income (expense) was ($48,526), resulting in a net loss of $1,095,616. Total assets at June 30, 1998, were $4,524,927, total liabilities were $3,323,599, and Acqueren had current working capital of $1,428,574. For the fiscal year ended June 30, 1998, Acqueren had $705,533 net cash provided from operations, $792 net cash used in investing activities, and $754,230 net cash used in financing activities.

     During the quarter ended September 30, 1998 Acqueren had net revenue of $3,935,820 compared to net sales of $2,808,922 for the quarter ended September 30, 1997. This increase is due to increased marketing efforts by the management of Acqueren. Net income for this subsidiary was $263,247 and $20,714 for the quarter ended September 30, 1998 and 1997, respectively. This improvement is due to $37,845 of increase in the market value of trading securities and sales increases previously discussed.

     LIQUIDITY AND CAPITAL RESOURCES

     The Company has financed its operations to date primarily through private sales of its equity securities. During the twelve months ended December 31, 1997 the Company issued 12,778,060 shares of

Common Stock for cash proceeds of $403,456, and during the nine months ended September 30, 1998, the Company issued 21,660,000 shares of Common Stock for cash of $2,217,500. The issuances in 1998 include the exercise of stock options for 2,500,000 shares and 7,000,000 of stock subscribed, of which 2,000,000 have not been issued.

     In September 1998, CRC borrowed $1,000,000 in the form of a promissory note from a financial institution at the institution's prime rate, which is supported by the cash balances of AIII and which matures in January 2000, and beginning in February 1999, CRC will begin making quarterly payments of accrued unpaid interest. CRC has (i) an outstanding note payable to a former stockholder of CRC of $303,300, due in monthly payments of $6,325 through September 2003, and (ii) an outstanding note payable to an officer and director of CRC payable on demand of $173,000 at an interest rate of 8% per annum. AIII has committed to funding the operations of CRC until December 31, 1999. In March 1998, Har-Whit secured a $150,000 line of credit with a financial institution secured by its accounts receivables. The interest rate for the line of credit is 10.50% and matures on March 18, 1999. Minimum monthly payments of accrued unpaid interest began on April 18, 1998. As the borrowing is secured by Har-Whit's accounts receivable, the amount actually available under the line of credit will fluctuate, and based on accounts receivables at September 15, 1998, approximately $50,000 additional borrowing is currently available. Har-Whit has an outstanding note payable to a financial institution of $640,401 at an interest rate of 9.75% per annum due in monthly payments of $7,895 through February 2003 with the remaining amount due in March 2003. NPI has an outstanding note payable to a former stockholder of Acqueren of $293,381 at an interest rate of 6% per annum, with a payment of $100,000 due in August 1999 and 2000 with the remainder due in August 2001.

     At September 30, 1998, AIII's current working capital was $2,952,230 as compared to $344,093 at December 31, 1997. At September 30, 1998, AIII's cash was $2,527,143 as compared to $62,991 at December 31, 1997, while accounts receivable increased to $2,861,614 at September 30, 1998 as compared to $253,553 at December 31, 1997. Inventories increased to $1,388,249 at September 30, 1998, as compared to $180,022 at December 31, 1997, and investments in trading securities increased to $404,875 at September 30, 1998. For the nine month period ended September 30, 1998, AIII had $548,545 of net cash used in operations, $673,771 of net cash provided from investing activities, and $2,338,926 of net cash provided from financing activities. For the nine month period ended September 30, 1997, the Company used $452,709 in operations, used $42,691 for investing activities, and provided $450,362 by financing activities. The change reflects increased activities of the Company after the change of control to the Dror group in September 1997.

     To date, the Company has no commitment for any such additional financing and there can be no assurance that any such financing will be available or, if it is available, that it will be available on acceptable terms. If adequate funds are not available to satisfy either short or long-term capital requirements, the Company may be required to limit its operations significantly.

     YEAR 2000 COMPLIANCE

     The Year 2000 issue is the result of computer systems that use two digits rather than four to define the applicable year, which may prevent such systems from accurately processing dates ending in the year 2000 and after. This could result in system failures or in miscalculations causing disruption of operations, including, but not limited to, an inability to process transactions, to send and receive electronic data, or to engage in routine business activities and operations.

     Management has spoken to all management personnel at each of its subsidiaries regarding their company's reliance on computer systems. Based upon these discussions, management believes that the Company does not have significant exposure to the Year 2000 issue. The subsidiaries operations do not rely on computer operations for conducting the significant parts of its business, and accordingly, the Company does not believe that its products and services involve any material Year 2000 risks. In the first quarter of 1999, the Company will establish a formal Year 2000 task force to develop and implement a Year 2000 readiness program.

     In addition to reviewing its internal systems, the Company plans to have communications with its significant customers and vendors concerning Year 2000 compliance, including electronic commerce. There can be no assurance that the systems of other companies that interact with the Company will be sufficiently Year 2000 compliant so as to avoid an adverse impact on the Company's operations, financial condition and results of operations.

     The Company does not presently anticipate that the costs to address the Year 2000 issue will have a material adverse effect on the Company's financial condition, results of operations or liquidity due to the aforementioned factors. However, management has not performed a formal estimate of the costs for conversion of systems necessitated by the Year 2000 issue.

     The Company presently anticipates that it will complete its Year 2000 assessment and any necessary remediations by December 31, 1999. However, there can be no assurance that the Company will be successful in implementing its Year 2000 remediation plan according to the anticipated schedule. In addition, the Company may be adversely affected by the inability of other companies whose systems interact with the Company to become Year 2000 compliant and by potential interruptions of utility, communication or transportation systems as a result of Year 2000 issues.

     Although the Company expects its internal systems to be Year 2000 compliant as described above, the Company intends to prepare a contingency plan that will specify what it plans to do if it or important external companies are not Year 2000 compliant in a timely manner. The Company expects to prepare its contingency plan during 1999.

ITEM 3. DESCRIPTION OF PROPERTY

     The Company operates Brenham and TRE from its office in Kemah, Texas. See Item 1. Description of Business: "Business Operations of Har-Whit/Pitt's & Spitt's, Inc.," "Business Operations of Acqueren, Inc." and "Business Operations of Modern Film Effects, Inc.," for a description of properties for Har-Whit, NPI, and CRC. The Company believes its various facilities are adequate to meet current business needs, except as discussed in Item 1.

     The following table sets forth the properties owned by TRE, including all properties owned by its wholly owned subsidiary Midtowne Properties, Inc. All properties listed are owned free of any mortgage obligations, however certain properties are subject to tax liens in the amount of $300,000, as designated below, in the aggregate. TRE holds undeveloped commercial properties for sale, although management may pursue, without a vote of shareholders, development opportunities it believes to be economically favorable. At the present time TRE has no plans to develop any of its properties.

                        PROPERTY DESCRIPTION AND LOCATION

-------------------------------------------------------------------------------------
 286 acres, State Highway 146,           736 acres, Anahuac,
 Galveston County, Texas                 Chambers County, Texas
-------------------------------------------------------------------------------------
 23 acres, North U.S. 59, Houston,       15 acres, North U.S. 59, Houston,
 Harris County, Texas                    Harris County, Texas
-------------------------------------------------------------------------------------
 1 acre, Greens Road, Houston,           43 acres, Airport Blvd., Houston,
 Harris County, Texas                    Harris County, Texas ($136,000 of tax lien)
-------------------------------------------------------------------------------------
 17,346 sq. ft., S.E. Corner of South    4,410 sq. ft., N.E. Corner of Fannin
 Main St. and Ruth St., Houston, Harris  and Blodgett, Houston, Harris County,
 County, Texas ($71,000 tax lien)         Texas ($56,000 tax lien)
-------------------------------------------------------------------------------------
 22,248 sq. ft., N.E. Corner Almeda and
 Riverside Dr., Houston, Harris County,
 Texas ($37,000 of tax lien)
-------------------------------------------------------------------------------------

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth, as of December 1, 1998, the number and percentage of outstanding shares of Company Common Stock owned by (i) each person known to the Company to beneficially own more than 5% of its outstanding Common Stock, (ii) each director, (iii) each named executive officer, and (iv) all executive officers and directors as a group.

 NAME AND ADDRESS OF                    NUMBER OF SHARES OF COMMON     PERCENTAGE OF OWNERSHIP(2)
 BENEFICIAL OWNER (1)                    STOCK BENEFICIALLY OWNED
 Daniel Dror Sr.                               13,226,000(3)                11.2%
 Elk International Corporation, Ltd. (7)       25,850,000                   21.8%
 Raymond C. Hartis, Jr.                        1,579,925(5)                 1.3%

 William Dartmouth                    110,000                     *

 Marc Fields                            --                        --

 Jordan Friedberg                   1,300,000(4)                 1.1%

 Erick Friedman                     2,200,000                    1.9%

 D. Wayne Whitworth                 1,579,925(5)                 1.3%

 Jack R. Talan                        862,000                     *

 John W. Stump III                     20,000(6)                  *

 Rebekah Laird-Ruthstrom               55,000                     *

 All executive officers            20,932,850                   17.7%
 and directors as a group
 (10 persons)

-------------------------
(*)  Indicates ownership of less than one percent.

(1) The business address of each principal stockholder is the same as the address of the Company's principal executive offices except Mr. Fields whose business address is 11601 Highway 32 in Nicholls, Georgia 31554.

(2) Percentages include outstanding options to purchase 7,720,000 shares of Common Stock.

(3) Includes (a) an option to purchase 2,000,000 shares of Common Stock at an exercise price of $0.12 per share, (b) 3,080,000 shares of Common Stock owned by Daniel Dror & Company of which Mr. Dror is chief executive officer, (c) 7,926,000 shares of Common Stock owned by Daniel Dror II 1976 Trust of which Mr. Dror is trustee and (d) 110,000 shares of Common Stock owned by Daniel Dror II, Mr. Dror's son.

(4) Includes a five year option, which is exercisable immediately, to purchase 400,000 shares of Common Stock at an exercise price of $0.20 per share.

(5) Includes an option to purchase 500,000 shares of Common Stock at an exercise price of $0.02 per share.

(6) Consists of an option to purchase 20,000 shares of Common Stock at an exercise price of $0.34 per share.

(7) Controlled by Mr. Dror's brother. Mr. Dror has no interest nor has he ever been an officer or director of Elk International Corporation, Ltd.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The Company's directors and executive officers are:

 NAME                              Age                 POSITION
-------------------------        ------       -------------------------
 Daniel Dror, Senior               57         Chairman of the Board,
                                               Chief Executive Officer

 William Dartmouth                 49         Director

 Raymond C. Hartis, Jr.            49         Director

 Jordan Friedberg                  44         Director

 Erick Friedman                    59         Director

 Jack R. Talan                     73         Director

 D. Wayne Whitworth                59         Director

 John W. Stump III                 54         Chief Financial Officer

 Rebekah Laird-Ruthstrom           44         Secretary and Treasurer

     DANIEL DROR has served as chairman of the board and chief executive officer of the Company since September 1997. Since September 1993, Mr. Dror has served as chairman of the board and chief executive officer of Daniel Dror and Company, Inc. an investment and business management company. From April 1994 to November 1996, Mr. Dror served as chairman of the board and chief executive officer of Microtel International, Inc., a public company in the telecommunication business. From 1982 until 1993, Mr. Dror served as chairman of the board and chief executive officer of Kleer-Vu Industries, Inc., a public company.

     WILLIAM DARTMOUTH has served as director of the Company since September 1997 and as a director of Brenham since January 1998. From 1985 until 1990, Mr. Dartmouth was a director of Carricke Communications, a distributor of satellite dishes. In 1989 he was a founder of Kirklees Cable, a cable franchise company which was acquired by International Cable Tel in 1993. In 1990 he was a founder of White Rose Television Ltd., a regional television franchisee. Mr. Dartmouth served as a director of Kleer-Vu Industries, Inc. from 1983 until 1993. Since 1994, Mr. Dartmouth has been a director of Microtel International, Inc., a public company in the telecommunication business.

     RAYMOND HARTIS has served as director of the Company since December 1996. Mr. Hartis has served as vice president of Har-Whit since September 1998. Mr. Hartis served as director of Har-Whit since April 1998. From June 1997 to April 1998, Mr. Hartis served as director, secretary, and treasurer of Har-Whit, Inc. From June 1997 to April 1998, Mr. Hartis served as director and president of Pitt's & Spitt's, Inc. From October 1996 until June 1997, Mr. Hartis served as a director of both Pitt's & Spitt's, Inc. and Har-Whit, Inc. Mr. Hartis was one of the founders of Pitt's & Spitt's, Inc. and Har-Whit, Inc. and has served both companies in multiple capacities from inception in 1984 until October 1996.

     JORDAN FRIEDBERG has served as director of the Company since November 1998. Mr. Friedberg has served as chief executive officer and president of CRC since May 1998. From September 1997 until May 1998, Mr. Friedberg served as consultant to CRC. From May 1994 until September 1997, Mr. Friedberg served as the chief financial officer and associate producer of FilmRoos, Inc. Mr. Friedberg earned a Masters of Business Administration from Pepperdine University and a Bachelors of Science from California State University at Northridge.

     ERICK FRIEDMAN has served as director of the Company since May 1998. Since 1989, Mr. Friedman has been employed by Yale University School of Music as a professor of music. Since 1968, Mr. Friedman has invested in various companies.

     JACK TALAN has served as director of the Company since September 1997. Since 1995, Mr. Talan has been a director of Microtel International, Inc., a public company, and was the interim chairman and chief executive officer of Microtel International, Inc. from November 1996 until March 1997. Since March 1993, Mr. Talan has been a director of World Wide Collectibles, a public company which markets a system designed to assure and protect the integrity of limited edition collectibles, and was the president of that company until December 1996. Since 1990, Mr. Talan has been the principal and president of Jack Talan, Inc., a sales and marketing consulting company. Additionally, Mr. Talan was the co-founder, major shareholder, director and senior vice president of Arista Corporation., a publisher and distributor of educational materials until it was sold in 1985.

     D. WAYNE WHITWORTH has served as director of the Company since December 1996. Mr. Whitworth has served as president and director of Har-Whit since September 1998. Mr. Whitworth served as director, president, and chief executive officer of Har-Whit from June 1997 until September 1998. From October 1996 until June 1997, Mr. Whitworth served as a director of both Pitt's & Spitt's, Inc. and Har-Whit, Inc.

Mr. Whitworth was one of the founders of Pitt's & Spitt's, Inc. and Har-Whit, Inc. and has served both companies in multiple capacities from inception in 1984 until October 1996.

     JOHN W. STUMP III has served as chief financial officer of the Company since August 1998. From December 1996 to October 1997, Mr. Stump served as chief executive officer of Changes International. From April 1996 to December 1996, Mr. Stump served as chief operating officer and chief financial officer of Nutrition Resources, Inc. From February 1993 to April 1996, Mr. Stump served as Acquisitions Analyst for Movie Gallery, Inc. Mr. Stump is a Certified Public Accountant and has over twenty years of financial and accounting management experience including public reporting and investor relations.

     REBEKAH LAIRD-RUTHSTROM has served as secretary, treasurer, and executive assistant secretary of the Company since February 1998. Since September 1993, Ms. Laird-Ruthstrom has served as assistant secretary, treasurer, and executive assistant of Daniel Dror and Company, Inc. From July 1994 to April 1997, Ms. Laird-Ruthstrom served as executive assistant of Microtel International, Inc.

ITEM 6.  EXECUTIVE COMPENSATION

                                                                       Long Term
                                   Annual Compensation                 Compensation
                             -----------------------------------  ------------------------
                                                       Bonus/                  Securities
                                                    Other Annual               Underlying     All Other
    Name and Principal       Fiscal                   Compen-      Stock        Options/       Compen-
         Position             Year       Salary       sation      Award(1)         SARs        sation
Daniel Dror, Sr.(2), CEO     1998(3)    $  2,000     $4,750(4)    $23,640(5)   2,000,000(6)       (7)

                             1997             --         --            --             --          --

Marc Fields,(8)              1998       $124,000         --            --             --          --
President NPI

                             1997       $127,483         --            --             --          --

                             1996       $117,616         --            --             --          --

(1)  The issuance of Company Common Stock was awarded for services rendered.
(2)  Mr. Dror began serving as CEO of the Company in September 1997.
(3) As AIII's fiscal year is a calendar year, annual and long-term compensation for 1998 is for the eleven months ended November 30, 1998.
(4) Represents total payments made by the Company for automobile owned by the Company which Mr. Dror utilizes for the eleven months ended November 30, 1998.
(5) Consists of: (a) 100,000 shares of Common Stock granted in January 1998, and (b) 100,000 shares of Common Stock granted in May 1998, pursuant to an employment agreement.

(6) In May 1998, Mr. Dror was granted an option to purchase 2,000,000 shares of common stock at an exercise price of $0.12 per share expiring in May 2001.
(7) In fiscal 1998, the Company made advances to Mr. Dror in the amount of $74,404. In November 1998, Mr. Dror executed a promissory note payable to the Company for $74,404, payable on demand at prime interest rate.
(8) NPI's fiscal year end is June 30, 1998. Compensation is for AIII fiscal years.

     In May 1998, Mr. Dror entered into a three-year employment agreement with the Company which provided for compensation of 100,000 shares of Common Stock and options to purchase 2,000,000 shares of Common Stock at $0.12 per share expiring in May 2001. In October 1998, Mr. Dror terminated the employment agreement dated May 1998, and entered into a new three-year employment agreement with the Company, which provides for a monthly salary of $1,000. The employment agreement provides for a bonus to be determined by the Board of Directors. The employment agreement may be terminated by the Company, upon death or disability of Mr. Dror, or with cause, which includes, without limitation, gross negligence, the failure to perform essential duties, and the willful engaging in misconduct injurious to the Company.

     In September 1994, Mr. Fields entered into an employment agreement with NPI to serve as president and chief operating officer of NPI on an at-will basis, which provided for an annual salary of $110,000, which was raised to $124,000 in 1998. The employment agreement provides for a bonus of 10% of the amount equal to NPI's operating income, less rent and interest expense, which exceeds $500,000. The employment agreement grants Mr. Fields an option to purchase NPI common stock equal to 5% of NPI's equity at an exercise price of 5% of the total shareholder's equity, if NPI conducts an initial public offering of its common stock during Mr. Field's employment. The employment agreement provides for a disability insurance policy as well as a life insurance policy in the name of Mr. Fields' spouse in the amount of approximately three times Mr. Fields salary. The employment agreement provides that upon termination NPI has the option to have Mr. Fields sign a one-year non-compete agreement in exchange for one year's base salary.

     OTHER EMPLOYMENT AGREEMENTS

     In November 1998, Mr. Hartis entered into an employment agreement with Har-Whit to serve as vice president of Har-Whit expiring December 31, 2000, which provides for a monthly salary of $5,000. The employment agreement provides for a bonus to be determined by the Board of Directors. The employment agreement may be terminated by the Company, upon death or disability of Mr. Hartis, or with cause, which includes, without limitation gross negligence, the failure to perform essential duties, and the willful engaging in misconduct injurious to the Company.

     In November 1998, Mr. Whitworth entered into an employment agreement with Har-Whit to serve as president of Har-Whit expiring December 31, 2000, which provides for a monthly salary of $5,000. The employment agreement provides for a bonus to be determined by the Board of Directors. The employment agreement may be terminated by the Company, upon death or disability of Mr. Whitworth, or with cause, which includes, without limitation gross negligence, the failure to perform essential duties, and the willful engaging in misconduct injurious to the Company.

     In August 1998, Mr. Stump entered into a six-month employment agreement with the Company which provides for a monthly salary of $7,500 and an option to purchase 20,000 shares of Common Stock at an exercise price of $0.34 per share expiring in August 2001. On the expiration of the initial six-month period, either party may terminate the employment agreement upon which Mr. Stump shall receive an additional amount of $7,500.

     In September 1998, David R. Miller entered into a six-year employment agreement with Modern Film Effects and Digital Research Corporation collectively, which provides that Mr. Miller serve as a consultant to the companies for the initial year at a monthly salary of $6,000 and subsequently to serve as an employee for the remaining five years at a to be determined salary. The employment agreement provides for reimbursement for an automobile lease with lease payments not to exceed $1,200 per month. The employment agreement may be terminated only upon the permanent disability of Mr. Miller or with cause.

     In September 1998, Jordan Friedberg entered into a five-year employment agreement with Modern Film Effects and Digital Research Corporation collectively, which provides that Mr. Friedberg serve as chief executive officer and president to the companies at an annual salary of $65,000 for the initial year to be increased annually thereafter at a rate of 10% per annum. The agreement provides for reimbursement for an automobile lease with lease payments not to exceed $1,000 per month. The employment agreement may be terminated only upon the permanent disability of Mr. Friedberg or with cause.

     The Company or its subsidiaries do not maintain life insurance on any of its directors or employees. The directors serve without cash compensation, but can be granted stock as discussed in Item 7 "Certain Relationships and Transactions."

     The following table provides information on the options granted to the named executive officers during the current fiscal year:

                                  INDIVIDUAL GRANTS

---------------------------------------------------------------------------------
                                            PERCENT OF
                      SHARES UNDERLYING    TOTAL GRANTS   EXERCISE   EXPIRATION
  NAME                OPTIONS GRANTED     TO EMPLOYEES     PRICE       DATE
---------------------------------------------------------------------------------
                          1998(1)             1998
---------------------------------------------------------------------------------
  Daniel Dror, Sr.(2)   2,000,000(2)           99%         $0.12      5/14/01
---------------------------------------------------------------------------------
  Marc Fields(2)            --                 --            --        --
---------------------------------------------------------------------------------


----------------
(1) The 1998 period for Mr. Dror consists of the ten months ended October 31, 1998.
(2)  Neither Messrs. Dror nor Fields received any options in fiscal year 1997.

     As of October 31, 1998, options to purchase 7,720,000 additional shares of Common Stock were outstanding at prices between $0.02 and $0.34 per share, which expire no later than December 2002.

                         AGGREGATED OPTION EXERCISES IN 1998
                    AND YEAR-END OPTION VALUES AT OCTOBER 30, 1998

                                                                                         Value of
                         Shares                     Number of Securities               Unexercised
         Name          Acquired on    Value       Underlying Unexercised              in-the-money
                        Exercise     Realized            Options                       Options(1)

                                                 Exercisable  Unexercisable   Exercisable    Unexercisable
  Daniel Dror, Sr.(2)      --          --         2,000,000        --          $210,000       $   -0-
  Marc Fields(2)           --          --            --            --              --              --

----------------
(1) Computed based on the differences between the fair market value on October 30, 1998 and aggregate exercise prices.
(2) Neither Messrs. Dror nor Fields did not receive any options in fiscal year 1997.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In January 1998, Mr. Dror was issued 100,000 shares of Common Stock in exchange for services rendered. In May 1998, Mr. Dror was granted 100,000 shares of Common Stock, pursuant to an employment agreement. In May 1998, Mr. Dror was issued an option to purchase 2,000,000 shares of Common Stock at an exercise price of $0.12 per share, which expires in May 2001, pursuant to an employment agreement. During fiscal year 1998, the Company advanced Mr.
Dror a total of $74,404, and in November 1998 Mr. Dror executed a promissory note payable to the Company in the amount of $74,404 payable on demand at prime interest rate. In September 1997, Elk International Corporation, Ltd., which is controlled by Mr. Dror's brother, was issued an option to purchase 2,000,000 shares of Common Stock at a purchase price of $0.02 per share, which was exercised in June 1998. In September 1997, Elk International Corporation, Ltd., which is controlled by Mr. Dror's brother, was issued 5,000,000 shares of Common Stock at a purchase price of $0.03 per share. In
May 1998, Elk International Corporation, Ltd., which is controlled by Mr.
Dror's brother, was issued 3,500,000 shares of Common Stock for an aggregate purchase price of $300,000. In December 1998, Daniel Dror II was employed by the Company at a monthly salary of $750. In November 1998, Mr. Dror purchased GCA, Inc., a Texas corporation from the Company for $100. GCA, Inc. was purchased by the Company in December 1997 from a former director of the Company for 6,000,000 shares of Common Stock. Prior to Mr. Dror's acquisition of GCA, Inc., and as of November 1998, all assets of GCA, Inc. had been transferred to TRE and GCA, Inc. was not in good standing with the State of Texas. See "Item 1. Description of Business -- General" for further discussion.

     In September 1998, Mr. Friedberg was issued an option to purchase 400,000 shares of Common Stock at an exercise price of $0.20 per share, which expires in September 2003. See "Item 1. Description of Business -- General" for further discussion.

     In September 1997, Mr. Hartis was issued an option to purchase 500,000 shares of Common Stock at an exercise price of $0.02 per share, which expires in December 2002. In January 1998, Mr. Hartis was issued 100,000 shares of Common Stock in exchange for management services rendered. Based upon the market value of the restricted Common Stock ($.05 per share), $5,000 of compensation expense was recorded. In May 1998, Mr. Hartis was issued 250,000 shares of Common Stock at an aggregate purchase price of $25,000. As of November 9, 1998, the Company had not received payment. See "Item 1. Description of Business -- General" for further discussion.

     In September 1997, Mr. Whitworth was issued an option to purchase 500,000 shares of Common Stock at an exercise price of $0.02 per share, which expires in December 2002. In January 1998, Mr.

Whitworth was issued 100,000 shares of Common Stock in exchange for management services rendered. Based upon the market value of the restricted Common Stock ($.05 per share), $5,000 of compensation expense was recorded. In May 1998, Mr. Whitworth was issued 250,000 shares of Common Stock at an aggregate purchase price of $25,000. As of November 9, 1998, the Company had not received payment. See "Item 1. Description of Business -- General" for further discussion.

     In January 1998, Mr. Talan was issued 100,000 shares of Common Stock in exchange for services rendered.

     In January 1998, Mr. Dartmouth was issued 100,000 shares of Common Stock in exchange for services rendered.

     In May 1998, Ms. Laird-Ruthstrom was issued 50,000 shares of Common Stock in exchange for services rendered.

ITEM 8.  DESCRIPTION OF SECURITIES

     COMMON STOCK

     The Company is authorized to issue up to 200,000,000 shares of Common Stock, of which 110,877,321 shares are issued and outstanding as of October 28, 1998 and 7,720,000 shares are reserved for issuance pursuant to the exercise of outstanding options and 2,000,000 for stock subscribed but not issued. In addition and as of December 1, 1998, the Company has not issued approximately 7,500,000 shares of Common Stock relating to the acquisition of Acqueren, Inc. because these shares have not been exchanged. Further as of December 1, 1998, 1,000,000 shares of Common Stock are authorized but not issued relating to the purchase of Midtowne Properties, Inc.

     The holders of shares of Common Stock are entitled to one vote per share on each matter submitted to a vote of stockholders. In the event of liquidation, holders of Common Stock are entitled to share ratably in the distribution of assets remaining after payment of liabilities. Holders of Common Stock have no cumulative voting rights, and, accordingly, the holders of a majority of the outstanding shares have the ability to elect all of the directors. Holders of Common Stock have no preemptive or other rights to subscribe for shares.
Holders of Common Stock are entitled to such dividends as may be declared by the Board of Directors out of funds legally available therefor.

     PREFERRED STOCK

     The Company is authorized to issue up to 10,000,000 shares of Preferred Stock, $.001 par value per share of which none are presently outstanding. The Preferred Stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the Board of Directors, without further action by stockholders, and may include voting rights (including the right to vote as a series on particular matters), preferences as to dividends and liquidation, conversion, redemption rights and sinking fund provisions. The Company has no present plans for the issuance of Preferred Stock. The issuance of Preferred Stock could adversely affect the rights of the holders of Common Stock and, therefore, reduce the value of the Common Stock.

                            INDEX TO FINANCIAL STATEMENTS

                                                                  .  PAGE
                                                                  .--------
                                                                  .
AMERICAN INTERNATIONAL INDUSTRIES, INC.:
  Report of Independent Certified Public Accountants. . . . . . . .F-2
  Consolidated Balance Sheets as of December 31, 1997
     and September 30, 1998 (unaudited) . . . . . . . . . . . . . .F-3 - F-4
  Consolidated Statements of Loss for the year ended
     December 31, 1997 and the nine months ended
     September 30, 1998 and 1997 (unaudited). . . . . . . . . . . .F-5
  Consolidated Statement of Stockholders' Equity for
     the year ended December 31, 1997 and the nine
     months ended September 30, 1998 (unaudited). . . . . . . . . .F-6
  Consolidated Statement of Cash Flows for the year
     ended December 31, 1997 and the nine months
     ended September 30, 1998 and 1997 (unaudited). . . . . . . . .F-7 - F-8
  Notes to Consolidated Financial Statements. . . . . . . . . . . .F-9 - F-28

MODERN FILM EFFECTS, INC. (D/B/A CINEMA RESEARCH CORPORATION)
     AND DIGITAL RESEARCH CORPORATION:
  Report of Independent Certified Public Accountants. . . . . . . .F-29
  Combined Balance Sheets as of June 30, 1998 and
     September 30, 1998 (unaudited) . . . . . . . . . . . . . . . .F-30 - F-31
  Combined Statements of Loss for the year ended June 30, 1998 and the three months ended September 30, 1998 and 1997
     (unaudited). . . . . . . . . . . . . . . . . . . . . . . . . .F-32
  Combined Statements of Stockholders' Equity (Capital Deficit)
     for the year ended June 30, 1998 and the three months
     ended September 30, 1998 (unaudited) . . . . . . . . . . . . .F-33
  Combined Statements of Cash Flows for the year ended
     June 30, 1998 and the three months ended
     September 30, 1998 and 1997 (unaudited). . . . . . . . . . . .F-34 - F-35
  Notes to Combined Financial Statements. . . . . . . . . . . . . .F-36 - F-44

ACQUEREN, INC.:
  Report of Independent Certified Public Accountants. . . . . . . .F-45
  Consolidated Balance Sheets as of June 30, 1998 and
     and September 30, 1998 (unaudited) . . . . . . . . . . . . . .F-46
  Consolidated Statements of Operations for the year ended
     June 30, 1998 and the three months ended
     September 30, 1998 and 1997 (unaudited). . . . . . . . . . . .F-47
  Consolidated Statements of Stockholders' Equity for
     the year ended June 30, 1998 and the three
     months ended September 30, 1998 (unaudited). . . . . . . . . .F-48
  Consolidated Statement of Cash Flows for the year
     ended June 30, 1998 and the three months
     ended September 30, 1998 and 1997 (unaudited). . . . . . . . .F-49 - F-50
  Notes to Consolidated Financial Statements. . . . . . . . . . . .F-51 - F-57

AMERICAN INTERNATIONAL INDUSTRIES, INC.:
  Pro Forma Consolidated Statements of Loss for the year ended
     December 31, 1997 and the nine months ended
     September 30, 1998 . . . . . . . . . . . . . . . . . . . . . .F-58 - F-60


REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



To the Shareholders and
  Board of Directors
American International Industries, Inc.
Kemah, Texas



We have audited the consolidated balance sheet of American International Industries, Inc. as of December 31, 1997, and the related consolidated statements of loss, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of American International Industries, Inc. at December 31, 1997, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                       BDO Seidman, LLP



Houston, Texas
April 22, 1998

                                         AMERICAN INTERNATIONAL INDUSTRIES, INC.

                                                     CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

                                                                                     September 30,
                                                                     DECEMBER 31,             1998
                                                                            1997       (unaudited)
--------------------------------------------------------------------------------------------------

ASSETS
CURRENT
  Cash (Note 8)                                                      $   62,991       $ 2,527,143
  Accounts receivable, net of allowance
    for doubtful accounts of $19,000
    and $382,000, respectively (Note 8)                                 253,553         2,861,614
  Inventories (Notes 5 and 8)                                           180,022         1,388,249
  Trading securities (Note 4)                                                 -           404,875
  Investment securities                                                       -            54,540
  Other (Note 14)                                                        46,160           158,160
--------------------------------------------------------------------------------------------------

Total current assets                                                    542,726         7,394,581

INVESTMENT PROPERTIES (Note 6)                                        1,983,700         4,849,500

PROPERTY AND EQUIPMENT, net of accumulated
  depreciation (Notes 7 and 8)                                        1,335,713         5,202,203

NATURAL GAS AND MINERALS INTEREST, net of
  $45,000 amortization in 1998                                          300,000           255,000

GOODWILL, net of amortization of $10,500 in 1998 (Note 3)                     -         1,047,470

NON-COMPETE AGREEMENTS, net of amortization of $125,000
  and $200,000, respectively                                            375,000           450,000

OTHER                                                                    20,942           113,066
--------------------------------------------------------------------------------------------------

                                                                     $4,558,081       $19,311,820
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------
                                      SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                         AMERICAN INTERNATIONAL INDUSTRIES, INC.

                                                     CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

                                                                                     September 30,
                                                                    DECEMBER 31,              1998
                                                                           1997        (unaudited)
--------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable                                                  $    87,085       $ 2,523,913
  Accrued expenses (Notes 4 and 13)                                      29,412           618,323
  Accrued property taxes                                                      -           300,000
  Notes payable to bank, current portion (Note 8)                        72,962           130,647
  Notes payable to related parties, current portion (Note 9)                  -           273,000
  Capital lease obligations, current portion (Note 10)                    9,174           596,468
--------------------------------------------------------------------------------------------------

Total current liabilities                                               198,633         4,442,351

NOTES PAYABLE TO BANK, less current portion (Note 8)                    571,916         1,615,663
NOTES PAYABLE TO RELATED PARTIES, less current portion (Note 9)               -           496,681
CAPITAL LEASE OBLIGATIONS, less current portion (Note 10)                     -           906,301
DEFERRED TAX LIABILITY (Note 12)                                        298,804           298,804
OTHER                                                                         -            95,000
--------------------------------------------------------------------------------------------------

Total liabilities                                                     1,069,353         7,854,800
--------------------------------------------------------------------------------------------------

COMMITMENTS AND CONTINGENCIES (Notes 3 and 13)
--------------------------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY:
  Preferred stock, $.001 par value;
    10,000,000 shares authorized,
    none issued (Note 11)                                                     -                 -
  Common stock, $.001 par value;
    200,000,000 shares authorized (Note 11)                              46,117           121,116
  Additional paid-in capital                                          4,540,482        15,670,799
  Deficit                                                            (1,097,871)       (3,624,895)
--------------------------------------------------------------------------------------------------

                                                                      3,488,728        12,167,020
Less common stock subscriptions receivable                                    -          (710,000)
--------------------------------------------------------------------------------------------------

Total stockholders' equity                                            3,488,728        11,457,020
--------------------------------------------------------------------------------------------------

                                                                    $ 4,558,081       $19,311,820
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------
                                      SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                         AMERICAN INTERNATIONAL INDUSTRIES, INC.

                                                 CONSOLIDATED STATEMENTS OF LOSS
--------------------------------------------------------------------------------

                                                                                   For the nine months
                                                             For the               ended September 30,
                                                            year ended        --------------------------
                                                           December 31,           1998            1997
                                                               1997            (unaudited)    (unaudited)
---------------------------------------------------------------------------------------------------------
NET SALES                                                  $ 2,501,860         $ 5,781,245    $ 1,801,649
COST OF SALES                                                1,635,855           4,523,919      1,175,067
---------------------------------------------------------------------------------------------------------

GROSS PROFIT                                                   866,005           1,257,326        626,582

OPERATING EXPENSES                                           1,674,172           1,433,411      1,097,653
---------------------------------------------------------------------------------------------------------

OPERATING LOSS                                                (808,167)           (176,085)      (471,071)
---------------------------------------------------------------------------------------------------------

OTHER INCOME (EXPENSE):
  Interest income                                                    -              22,935              -
  Increase in market value of trading securities                     -              37,845              -
  Other income                                                   2,048              24,698              -
  Interest expense                                             (63,908)            (47,301)       (47,079)
---------------------------------------------------------------------------------------------------------

Total other income (expense), net                              (61,860)             38,177        (47,079)
---------------------------------------------------------------------------------------------------------

NET LOSS                                                   $  (870,027)        $  (137,908)   $  (518,150)
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------

LOSS PER SHARE - BASIC AND DILUTED                         $      (.06)        $         -    $      (.04)
WEIGHTED AVERAGE SHARES OUTSTANDING                         14,121,344          82,124,429     11,901,590
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------
                                             SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                         AMERICAN INTERNATIONAL INDUSTRIES, INC.

                                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                ALL INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE NINE MONTHS
                                 ENDED SEPTEMBER 30, 1998 AND 1997 IS UNAUDITED.
--------------------------------------------------------------------------------

                                                                                     Additional                        Stock
                                                              Common Stock             Paid-in                     Subscription
                                                          Shares        Amount         Capital         Deficit      Receivable
-------------------------------------------------------------------------------------------------------------------------------
BALANCE at January 1, 1997                               9,739,000     $  9,739     $ 1,963,404     $  (227,844)    $       -

Issuance of restricted shares for:
  Brenham Oil and Gas (Note 3)                           6,000,000        6,000         294,000               -             -
  Texas Real Estate Enterprises,
    Inc. and G.C.A. Incorporated (Note 3)               16,000,000       16,000       1,784,000               -             -
  Consulting services (Note 11)                          1,400,000        1,400          68,600               -             -
  Other assets                                             200,000          200          39,800               -             -

Sale of shares for cash (Note 11)                       12,778,060       12,778         390,678               -             -

Net loss                                                         -            -               -        (870,027)            -
-------------------------------------------------------------------------------------------------------------------------------

BALANCE at December 31, 1997                            46,117,060       46,117       4,540,482      (1,097,871)            -

Issuance of restricted shares for:
  Acqueren, Inc. (Note 3)                               26,750,000       26,750       2,113,250               -             -
  Cinema Research Corporation and
    D-Rez Corporation (Note 3)                           6,300,000        6,300       1,285,700               -             -
  Investment properties (Note 6)                         8,000,000        8,000         728,000               -             -
  Midtowne Properties (Note 6)                           2,100,000        2,100       1,662,900               -             -
  Employee Compensation (Note 11)                        1,000,000        1,000          54,700               -             -

Sale of shares for cash (Note 11)                       12,160,000       12,160       1,561,340               -             -

Exercise of stock options (Note 11)                      2,500,000        2,500          51,500               -             -

Common stock subscribed (Note 11)                        7,000,000        7,000       1,293,000               -      (710,000)

Stock Dividend Issued (Note 11)                          9,188,911        9,189       2,379,927      (2,389,116)            -

Net loss                                                         -            -               -        (137,908)            -
-------------------------------------------------------------------------------------------------------------------------------

BALANCE at September 30, 1998
  (unaudited)                                          121,115,971     $121,116     $15,670,799     $(3,624,895)    $(710,000)
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
                                                                   SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

-----------------

                                         AMERICAN INTERNATIONAL INDUSTRIES, INC.

                                           CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                                                                                             For the nine months
                                                                     For the                   ended September 30,
                                                                  year ended                -----------------------
                                                                December 31,                1998               1997
INCREASE (DECREASE) IN CASH                                             1997          (unaudited)        (unaudited)
--------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                         $(870,027)         $ (137,908)         $(518,150)
  Adjustments to reconcile net loss to net
    cash used in operating activities:
      Depreciation and amortization                                  194,107             207,141            108,487
      Common stock issued for services                                70,000              55,700                  -
      Increase in market value of equity securities                        -             (37,845)                 -
      Changes in assets and liabilities, net of
       acquired assets and liabilities:
        Accounts receivable                                          125,109              24,490            170,831
        Inventory                                                     (3,360)           (111,699)           (60,916)
        Other assets                                                  (6,160)            (39,336)           (13,845)
        Trading securities                                                 -            (176,945)                 -
        Accounts payable and accruals                               (187,951)           (450,031)          (139,116)
        Cash received from sale of options                                 -              49,785                  -
        Cash received from broker                                          -              40,000                  -
        Other assets                                                       -              28,103                  -
--------------------------------------------------------------------------------------------------------------------


Net cash used in operating activities                               (678,282)           (548,545)          (452,709)
--------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                                               (26,262)           (143,131)           (42,691)
  Cash received in acquisitions                                            -           1,036,242                  -
  Purchase of real estate properties                                       -            (164,800)                 -
  Purchase of investment securities                                        -             (54,540)                 -
--------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) investing activities                  (26,262)            673,771            (42,691)
--------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from notes payable to bank                                644,878           1,105,909            310,926
  Repayments of notes payable to bank                               (333,952)           (979,477)                 -
  Proceeds from issuance of stock                                    403,456           2,217,500            144,481
  Principal payments on capital lease obligations                     (6,106)             (5,006)            (5,045)
--------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                            708,276           2,338,926            450,362
--------------------------------------------------------------------------------------------------------------------

                                                          F-7

                                         AMERICAN INTERNATIONAL INDUSTRIES, INC.

                                            CONSOLIDATED STATEMENT OF CASH FLOWS
--------------------------------------------------------------------------------

                                                                                             For the nine months
                                                                     For the                  ended September 30,
                                                                  year ended                  -------------------
                                                                December 31,                1998               1997
INCREASE (DECREASE) IN CASH                                             1997          (unaudited)        (unaudited)
--------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash                                        3,732           2,464,152            (45,038)
Cash at beginning of period                                           59,259              62,991             59,259
--------------------------------------------------------------------------------------------------------------------
Cash at end of period                                             $   62,991          $2,527,143           $14,221
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL CASH FLOW INFORMATION:
  Interest paid                                                   $   62,635          $   49,500           $47,600
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
NON-CASH TRANSACTIONS:

Acquisition of land for common stock                              $1,800,000          $2,401,000           $     -
--------------------------------------------------------------------------------------------------------------------
Acquisition of mineral interest for common stock                  $  300,000          $        -           $     -
--------------------------------------------------------------------------------------------------------------------
Exchange of common stock for securities                           $  40,000           $        -           $     -
--------------------------------------------------------------------------------------------------------------------
Assumption of property taxes on purchase
  of land                                                         $       -           $  300,000           $     -
--------------------------------------------------------------------------------------------------------------------
Purchase of securities on margin                                  $       -           $  160,000           $     -
--------------------------------------------------------------------------------------------------------------------
Issuance of note payable in acquisition                           $       -           $ (303,300)          $     -
--------------------------------------------------------------------------------------------------------------------
Subscription of common stock                                      $       -           $  710,000           $     -
--------------------------------------------------------------------------------------------------------------------
Purchase of subsidiary assets and liabilities
  through the issuance of common stock and options:
    Accounts receivable                                           $        -          $2,632,551           $      -
    Inventory                                                              -           1,096,528                  -
    Other current assets                                                   -             112,664                  -
    Property, plant and equipment                                          -           3,800,000                  -
    Other assets                                                           -              80,227                  -
    Non-compete agreements                                                 -             150,000                  -
    Goodwill                                                               -           1,057,970                  -
    Accounts payable                                                       -          (2,681,466)                 -
    Accrued expenses                                                       -            (514,434)                 -
    Notes payable                                                          -            (975,000)                 -
    Capital lease obligations                                              -          (1,498,601)                 -
    Long-term debt to related parties                                      -            (466,381)                 -
    Other liabilities                                                      -             (95,000)                 -
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
                                                        SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                         AMERICAN INTERNATIONAL INDUSTRIES, INC.


                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                ALL INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE NINE MONTHS
                                 ENDED SEPTEMBER 30, 1998 AND 1997 IS UNAUDITED.
--------------------------------------------------------------------------------
1.    ORGANIZATION,     In September 1997 an investor group ("1997 Group")
      OWNERSHIP AND     acquired control of Pitts & Spitts of Texas, Inc. and
      BUSINESS          changed the name to American International Industries,
                        Inc. (the "Company" or "AIII").

                        In July 1996, a previous group of investors (unrelated to the 1997 Group) purchased 90% of the outstanding shares of a dormant company (A Black Tie Affair, Incorporated ("BTA")). This investor group changed the name of BTA to Pitt's & Spitt's of Texas, Inc.("PST").

                        PST purchased Har-Whit, Inc. ("Har-Whit") and Pitt's and Spitt's, Inc. ("P&S") on September 30, 1996. The purchase was consummated for 2,527,000 shares of PST common stock valued at $1.2 million and $500,000 in cash for noncompete agreements to the previous owners of Har-Whit and P&S. Har-Whit and P&S were affiliated by common ownership and were merged in 1998. The merged entities operate a custom metal working facility specializing in steel fabrication, designs and manufactures custom barbecue and smoker pits and performs welding services primarily for the oil and gas industry. Its customer base is primarily Southeast Texas, except for barbeque pits which are distributed throughout the United States.

                        As discussed in Note 3 the Company acquired two additional businesses in 1998 as part of its acquisition and expansion plans. These acquisitions were accounted for as purchases and resulted in the Company owning 100% of the stock of the acquired companies. One of the acquired companies sells wholesale automobile products to retail outlets throughout the United States. The second acquired company is in the post-production film industry with customers primarily in the Los Angeles, California area.

2.    SUMMARY OF        PRINCIPLES OF CONSOLIDATION - The consolidated financial
      SIGNIFICANT       statements include the accounts of the Company and all
      ACCOUNTING        wholly owned subsidiaries. All significant intercompany
      POLICIES          transactions and balances have been eliminated in
                        consolidation.

                        INTERIM FINANCIAL STATEMENTS - The consolidated interim financial statements at September 30, 1998 and for the nine months ended September 30, 1998 and 1997 are unaudited. In the opinion of management of AIII, the unaudited consolidated financial statements at September 30, 1998 and for the nine months ended September 30, 1998 and 1997, include all normal recurring adjustments necessary for a fair presentation of the financial position and results of operations for such periods. Results of operations for the interim periods are not necessarily indicative of results to be expected for a full year.

                                         AMERICAN INTERNATIONAL INDUSTRIES, INC.


                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                ALL INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE NINE MONTHS
                                 ENDED SEPTEMBER 30, 1998 AND 1997 IS UNAUDITED.
--------------------------------------------------------------------------------

                        INVENTORIES - Inventories are valued at the lower of cost (first in, first out) or market.

                        TRADING SECURITIES - The Company records trading securities and related call options sold on such securities at market value with any changes in the market value of such securities and options included as a component of net income for the period. The Company only sells call options for the number of shares purchased, with the proceeds of such sales recorded as a liability. The Company does not enter into any speculative option transactions.

                        PROPERTY, EQUIPMENT AND DEPRECIATION - Property and equipment are recorded at cost less accumulated depreciation. Upon retirement or sale, the cost of the assets disposed of and the related accumulated depreciation are removed from the accounts, with any resultant gain or loss being recognized as a component of operations. Depreciation is computed over the estimated useful lives of the assets (5-20 years) using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. Maintenance and repairs are charged to operations as incurred.

                        INVESTMENT PROPERTIES - Investment properties are carried at the lower of cost or fair market value, net of selling costs.

                        NATURAL GAS AND MINERALS INTEREST - The Company valued its interest in a natural gas royalty interest at cost. Such cost is amortized on a straight-line basis over the estimated five year life of the gas well, which approximates the units of production method.

                        INTANGIBLE ASSETS - The Company's intangible assets represent goodwill acquired in the acquisitions discussed in Note 3 and the non-compete agreements. The Company amortizes goodwill over a 15 year period and the non-compete agreements over their term of 5 to 6 years on a straight-line basis.

                        IMPAIRMENT OF LONG-LIVED ASSETS - Realization of long-lived assets, including goodwill, is periodically assessed by the management of the Company. Accordingly, in the event that facts and circumstances indicate that property and equipment, and intangible or other assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset are compared to the asset's carrying amount to determine if a write-down to market value is necessary. In management's opinion, there is no impairment of such assets at December 31, 1997 or September 30, 1998.

                                         AMERICAN INTERNATIONAL INDUSTRIES, INC.


                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                ALL INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE NINE MONTHS
                                 ENDED SEPTEMBER 30, 1998 AND 1997 IS UNAUDITED.
--------------------------------------------------------------------------------

                        REVENUE RECOGNITION - The Company recognizes revenue at the time of shipment of product to its customers or completion of services provided.

                        INCOME TAXES - The Company is a taxable entity and recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be in effect when the temporary differences reverse. The effect on the deferred tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the enactment date of the rate change. A valuation allowance is used to reduce deferred tax assets to the amount that is more likely than not to be realized.

                        LOSS PER SHARE - In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, "Earnings Per Share". SFAS No. 128 is effective for the year ended December 31, 1997. SFAS No. 128 simplifies the standards required under current accounting rules for computing earnings per share and replaces the presentation of primary earnings per share and fully diluted earnings per share with a presentation of basic earnings per share ("basic EPS") and diluted earnings per share ("diluted EPS").

                        The basic net loss per common share is computed by dividing the net loss by the weighted average number of shares outstanding during a period. Diluted net loss per common share is computed by dividing the net loss, adjusted on an as if converted basis, by the weighted average number of common shares outstanding plus potential dilutive securities. For the year ended December 31, 1997 the nine month periods ended and September 30, 1998 and 1997, potential dilutive securities had an anti-dilutive effect and were not included in the calculation of diluted net loss per common share. These securities include options to purchase 3,300,000 and 7,720,000 shares of common stock at December 31,1997 and September 30, 1998, respectively, and subscriptions to purchase 2,000,000 shares of common stock at September 30, 1998.

                        MANAGEMENT'S ESTIMATES AND ASSUMPTIONS - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

                                         AMERICAN INTERNATIONAL INDUSTRIES, INC.


                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                ALL INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE NINE MONTHS
                                 ENDED SEPTEMBER 30, 1998 AND 1997 IS UNAUDITED.
--------------------------------------------------------------------------------

                        STOCK-BASED COMPENSATION - The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations and to elect the disclosure option of SFAS No. 123, "Accounting for Stock-Based Compensation". Accordingly, compensation cost for stock options issued to employees is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock (see Note 11).

                        FAIR VALUE OF FINANCIAL INSTRUMENTS - The Company estimates the fair value of its financial instruments using available market information and appropriate valuation methodologies. However, considerable judgement is required in interpreting market data to develop the estimates of fair value. Accordingly, the Company estimates of fair value are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumption and/or estimation methodologies may have a material effect on the estimated fair value amounts. The interest rates payable by the Company on its notes payable approximate market rates. The Company believes that the fair value of its financial instruments comprising accounts receivable, accounts payable and notes payable approximate their carrying amounts.

                        NEW ACCOUNTING PRONOUNCEMENTS:

                        COMPREHENSIVE INCOME - In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income". This statement is effective for financial statements issued for periods beginning after December 15, 1997. The Company adopted this statement during 1998 and it had no material impact on the Company's financial statement disclosures.

                        SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION - In June 1997, the FASB issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information" ("SFAS 131"). This statement is effective for fiscal years beginning after December 15, 1997. SFAS 131 requires the reporting of profit and loss, specific revenue and expense items, and assets for reportable segments. It also requires the reconciliation of total segment revenues, total segment profit or loss, total segment assets, and other amounts disclosed for segments, in each case to the corresponding amounts in the general purpose financial statements. The Company is currently evaluating the effect the adoption of this statement will have on its financial statement disclosure requirements for the year ended December 31, 1998.

                                         AMERICAN INTERNATIONAL INDUSTRIES, INC.


                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                ALL INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE NINE MONTHS
                                 ENDED SEPTEMBER 30, 1998 AND 1997 IS UNAUDITED.
--------------------------------------------------------------------------------

                        PENSION AND OTHER POSTRETIREMENT BENEFITS - In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" ("SFAS 132"). SFAS 132 standardizes the disclosure requirements for pensions and other post-retirement benefits and requires additional information on changes in the benefit obligations and fair values of plan assets. The statement is effective for financial statements for periods beginning after December 15, 1997 and requires comparative information for earlier years to be restated. Adoption of SFAS 132 is expected to have no effect on the Company as there are no pension plans.

                        DERIVATIVE AND HEDGING ACTIVITIES - In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 requires companies to recognize all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at fair value. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The Company does not expect adoption of the new standard on January 1, 2000 to affect its financial statements.

3.    ACQUISITIONS      In December 1997 the Company purchased the outstanding
                        stock of Brenham Oil and Gas ("Brenham") for 6,000,000 shares of restricted common stock. Brenham owns a royalty interest in a gas well. Also in December 1997, the Company purchased Texas Real Estate Enterprises,
                        Inc. ("TRE") and G.C.A. Incorporated ("GCA") for a total, combined consideration of 16,000,000 shares of restricted common stock. TRE and GCA jointly owned a 290 acre parcel of real estate on Galveston Bay, Texas.
                        These acquisitions were accounted for as purchases.

                        Brenham and TRE were acquired from a trust for the benefit of the son of the Chief Executive Officer (CEO) of the Company and the brother of the CEO of the Company, respectively. The purchase price for Brenham was based upon the present value of estimated future cash flows from this interest over a 5 year basis. The purchase price of TRE was based upon fair market values as determined by independent appraisals. Since the purchases of these companies were completed in late December 1997, results of operations on these acquisitions are included in the accompanying financial statements beginning January 1, 1998. The gas well had production in 1997 that resulted in approximately $80,000 of royalty payments to Brenham; TRE and GCA had no material operations in 1997.

                                         AMERICAN INTERNATIONAL INDUSTRIES, INC.


                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                ALL INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE NINE MONTHS
                                 ENDED SEPTEMBER 30, 1998 AND 1997 IS UNAUDITED.
--------------------------------------------------------------------------------

                        ACQUEREN ACQUISITION - Effective July 1, 1998, the acquisition by AIII of 100% of the outstanding stock of Acqueren, Inc. and its wholly owned subsidiary, Northeastern Plastics Inc., (NPI) (collectively referred to as "Acqueren") was closed and the transaction was accounted for as a purchase. Operations of Acqueren have been recorded by the Company since July 1, 1998 in the accompanying September 1998 statement of loss.

                        The purchase agreement provides for the two primary shareholders of Acqueren to receive 5,000,000 and 1,750,000 shares of AIII's common stock in exchange for their 700,000 and 150,000 shares, respectively, of Acqueren's stock. The purchase agreement further provides for the remaining stockholders of Acqueren to receive 25.02 shares of AIII's common stock for each share of the Acqueren's stock. In total, the terms of the sale required AIII to issue 26,750,000 shares of restricted common stock in exchange for 100% of the outstanding common stock of Acqueren. Based upon the estimated fair value of the restricted common stock of AIII, the total purchase consideration of the Company was approximately $2,140,000 ($.08 per share).

                        CRC ACQUISITION - On September 24, 1998, the shareholders of Cinema Research Corporation and Digital Research Corporation, entities under common ownership and collectively referred to as "CRC", completed an agreement to sell 100% of the outstanding stock to AIII. As a part of the purchase, AIII acquired Electronic Pictures Corporation, a company that owned an option to purchase CRC and D-Rez as its only asset and AIII exercised this option. Terms of the sale required AIII to issue 6,300,000 shares of its restricted common stock and give options to purchase 400,000 shares of the acquirer's common stock over a 5 year period at $.20 per share. In addition, the acquirer issued a $379,500 non-interest bearing note payable due in sixty equal, monthly installments. Based upon the estimated fair value of the restricted common stock of $1,260,000 ($.20 per share), stock options valued at $32,000 and the discounted present value note payable to selling shareholder of $303,300, the total purchase consideration of the Company was approximately $1,595,300.

                        As a condition to selling CRC, the president and chief executive officer, and vice-president of marketing, who was a selling shareholder of CRC, signed five and six year employment contracts, respectively, which included covenants not to compete with the Company for the term of the contract. These contracts require aggregate compensation payments of approximately $175,000 annually to these individuals.

                                         AMERICAN INTERNATIONAL INDUSTRIES, INC.


                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                ALL INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE NINE MONTHS
                                 ENDED SEPTEMBER 30, 1998 AND 1997 IS UNAUDITED.
--------------------------------------------------------------------------------

                        ACCOUNTING FOR ACQUISITIONS - The allocation of the purchase prices in the Acqueren and CRC acquisitions are shown below and are based upon management's initial estimation of the fair market values of the acquired assets and liabilities assumed. Such estimate is subject to revision as more information regarding fair market values becomes available.

                                                                                  Acqueren                  CRC
                        ----------------------------------------------------------------------------------------

                        Purchase consideration:
                          Notes payable to selling stockholder
                            (discounted value)                                $          -          $   303,300
                          Common stock and options (restricted)                  2,140,000            1,292,000
                        ----------------------------------------------------------------------------------------
                                                                              $  2,140,000          $ 1,595,300
                        ----------------------------------------------------------------------------------------
                        Assets acquired and liabilities assumed:
                          Current assets                                      $  4,034,626          $   843,359
                          Property, plant and equipment                            100,000            3,700,000
                          Other assets                                                   -               80,227
                          Non-compete agreements                                         -              150,000
                          Goodwill                                                 879,834              178,136
                          Current liabilities                                   (2,581,079)            (709,821)
                          Capital lease obligations                                      -           (1,498,601)
                          Notes payable                                                  -             (975,000)
                          Debt to related parties                                 (293,381)            (173,000)
                        ----------------------------------------------------------------------------------------
                                                                              $  2,140,000          $ 1,595,300
                        ----------------------------------------------------------------------------------------
                        ----------------------------------------------------------------------------------------

                        The following presents the unaudited pro forma results of operation of AIII for the year ended December 31, 1997 and the nine months ended September 30, 1998 and 1997, as if these purchase transactions would have been consummated as of January 1, 1997.

                                         AMERICAN INTERNATIONAL INDUSTRIES, INC.


                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                ALL INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE NINE MONTHS
                                 ENDED SEPTEMBER 30, 1998 AND 1997 IS UNAUDITED.
--------------------------------------------------------------------------------

                                                                   For the        For the Nine         For the Nine
                                                                Year Ended        Months Ended         Months Ended
                                                              December 31,       September 30,        September 30,
                                                                      1997                1998                 1997
                        --------------------------------------------------------------------------------------------
                                                                (unaudited)         (unaudited)          (unaudited)
                        Pro forma sales                        $16,808,397        $ 12,455,780          $11,992,701
                        Pro forma operating
                          loss                                 $(2,182,907)       $ (1,903,364)         $(1,608,659)
                        Pro forma net loss                     $(2,448,212)       $ (1,863,640)         $(1,822,797)
                        Pro forma basic and
                          diluted net loss
                          per share                            $      (.04)       $       (.02)         $      (.03)
                        Weighted average
                          shares outstanding                    69,171,344         107,123,236           66,951,590

4.    TRADING           In the third quarter of 1998, the Company began
      SECURITIES        investing excess funds in marketable, equity securities.
                        In order to reduce the cost of the investment and associated risk in such securities, the Company sold call options for the number of shares purchased. The securities and related call options are carried at market value with any changes in market value during the period of the stock or call option included as a component of net income. For the nine-months ended
                        September 30, 1998, the Company recognized a $37,845 increase in the market value of such equity securities as a component of net loss.

                        As of September 30, 1998, the trading securities and related call options are summarized below.

                                                                     Security                      Option
                        Equity Security                Security        Market          Option      Market
                        (unaudited)                        Cost         Value        Proceeds       Value
                      ------------------------------------------------------------------------------------
                        General Instruments,
                          10,000 shares of
                          common stock                 $176,817      $228,750       $(27,512)   $ (50,000)
                        Loral Space and
                         Communications,
                         10,000 shares of
                         common stock                  132,290        147,500        (18,812)     (21,870)
                        Ciena Corporation,
                         2,000 shares of
                         common stock                   27,838         28,625       $ (3,461)     (8,000)
                      ------------------------------------------------------------------------------------
                                                      $336,945       $404,875       $(49,785)   $(79,870)
                      ------------------------------------------------------------------------------------
                      ------------------------------------------------------------------------------------

                                         AMERICAN INTERNATIONAL INDUSTRIES, INC.


                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                ALL INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE NINE MONTHS
                                 ENDED SEPTEMBER 30, 1998 AND 1997 IS UNAUDITED.
--------------------------------------------------------------------------------

                        In addition, the Company purchased such trading securities under a margin account arrangement. As of September 30, 1998, the Company owed approximately $160,000 on such margin account and this amount is included in accrued expenses in the accompanying financial statements. Further, the market value of the options is also included in accrued expenses at September 30, 1998.

5.    INVENTORIES       Inventories consisted of the following at:

                                                               December 31,      September 30,
                                                                       1997               1998
                        ----------------------------------------------------------------------
                                                                                    (unaudited)
                        Raw materials                            $   44,125         $   65,259
                        Work-in-process                             102,489            175,362
                        Finished goods                               33,408          1,147,628
                        ----------------------------------------------------------------------
                                                                 $  180,022         $1,388,249
                        ----------------------------------------------------------------------

6.    INVESTMENT        Investment properties include the following:
      PROPERTIES

                                                               December 31,     September 30,
                                                                       1997              1998
                        ----------------------------------------------------------------------
                                                                                   (unaudited)
                        290 undeveloped acres on
                          Galveston Bay, Texas (Note 3)          $1,800,000        $1,800,000
                        42.6 undeveloped acres of land in
                          Southeast Houston, Texas (1)                    -         1,400,000
                        Commercial properties in Harris
                          County, Texas (1)                               -           565,000
                        736 undeveloped acres of land in
                          Anuahauc, Texas (2)                             -           736,000
                        23 acres of undeveloped land in
                          Harris County, Texas                            -           164,800
                        Other properties                            183,700           183,700
                        ----------------------------------------------------------------------
                                                                 $1,983,700        $4,849,500
                        ----------------------------------------------------------------------
                        ----------------------------------------------------------------------

                        (1) In June 1998, AIII purchased a real estate company, Mid-Towne Properties, Inc. ("Mid-Towne") for 2,100,000 shares plus the assumption of property taxes of approximately $300,000. Mid-Towne was 60% owned by a trust for the benefit of the son of the CEO of the Company and the recorded values of these assets were based upon recent

                                         AMERICAN INTERNATIONAL INDUSTRIES, INC.


                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                ALL INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE NINE MONTHS
                                 ENDED SEPTEMBER 30, 1998 AND 1997 IS UNAUDITED.
--------------------------------------------------------------------------------

                        independent appraisals. These properties had no material operations in 1998 and 1997.

                        (2) On May 14, 1998, the Company purchased 736 acres of undeveloped land in Anuahauc, Texas from a company owned by the Chief Executive Officer of AIII who is also a stockholder in the Company. The consideration paid for the land consisted of 8,000,000 shares of newly issued, restricted common stock of AIII. Since this land was purchased from a related party the property was recorded at its fair market value as determined by independent appraisal. This acreage had no material operations in 1998 and 1997. Of the 8,000,000 shares issued, the company controlled by the CEO of the Company transferred 5,000,000 shares to Elk International Corporation, Ltd., a company controlled by his brother, for satisfaction of existing debt on the property.

                        Management of AIII has made the determination that it is in the best interest of the company's stockholders to continue to hold such assets until an acceptable offer is received for these properties or a development opportunity is identified. The properties are listed with a sales agent, however there are no entities actively interested in any of the company's properties.

7.    PROPERTY AND      Major classes of property and equipment together with
      EQUIPMENT         their estimated useful lives, consisted of the
                        following:

                                                                  Years          December 31,      September 30,
                                                                                         1997               1998
                        ----------------------------------------------------------------------------------------
                                                                                                     (unaudited)
                        Land                                          -           $  328,000         $  328,000
                        Building and improvements                    20              665,246            665,246
                        Machinery and equipment                       8              404,117          4,322,332
                        Office equipment                              7               29,735             75,325
                        Automobiles                                   5               25,800            101,800
                        ---------------------------------------------------------------------------------------
                                                                                   1,452,898          5,492,703
                        Less accumulated depreciation
                          and amortization                                          (117,185)          (290,500)
                        ---------------------------------------------------------------------------------------
                        Net property and equipment                                $1,335,713         $5,202,203
                        ---------------------------------------------------------------------------------------
                        ---------------------------------------------------------------------------------------

                        Included in the above balances as of September 30, 1998 are assets used by the Company for CRC's operation under capital leases (see Note 10). Such leased assets include approximately $2,000,000 of digital film and computer equipment.

                                         AMERICAN INTERNATIONAL INDUSTRIES, INC.


                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                ALL INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE NINE MONTHS
                                 ENDED SEPTEMBER 30, 1998 AND 1997 IS UNAUDITED.
--------------------------------------------------------------------------------

8.    NOTES PAYABLE     Notes payable to a bank consisted of the following:
      TO BANK

                                                                          December 31,    September 30,
                                                                                  1997             1998
                        --------------------------------------------------------------------------------
                                                                                             (unaudited)
                        Note payable to a bank, 9.75% per annum,
                          due in monthly payments of principal
                          and interest of $7,895 through February 2003
                          with remaining amount due in March 2003
                          for Har-Whit                                        $644,878      $   640,401

                        Note payable to a bank, 8% per annum,
                          due in January 2000 with only
                          interest due quarterly for CRC                             -        1,000,000

                        $150,000 line of credit with a bank,
                          10.5% per annum, interest only
                          due monthly with payment of principal
                          due at maturity in March 1999 for Har-Whit                 -           49,132

                        Note payable to bank's finance company,
                          10.5% per annum due in monthly payments
                          of principal and interest of $575
                          through 2004                                               -           56,777
                        --------------------------------------------------------------------------------


                                                                               644,878        1,746,310
                          Less-current portion                                 (72,962)        (130,647)
                        --------------------------------------------------------------------------------


                                                                              $571,916       $1,615,663
                        --------------------------------------------------------------------------------
                        --------------------------------------------------------------------------------

                        The notes payable are outstanding to a specific subsidiary and are secured by that subsidiary's inventory, accounts receivable and property and equipment. The notes are also guaranteed by AIII and the $1,000,000 note payable as of September 30, 1998 is further collateralized by AIII's cash in bank.

                        On December 31, 1997, the Company's 9.5% note payable to a bank for the amount of $644,878 matured. In March 1998, the Company refinanced this loan with a long-term note payable. Due to the refinancing of the note in 1998, the amount of note payable to bank reported as current and long-term portions in the December 31, 1997 balance sheet are based upon the terms of the refinanced note.

                                         AMERICAN INTERNATIONAL INDUSTRIES, INC.


                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                ALL INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE NINE MONTHS
                                 ENDED SEPTEMBER 30, 1998 AND 1997 IS UNAUDITED.
--------------------------------------------------------------------------------

                        Principal repayment provisions of long-term debt are as follows:

                                                                        December 31,     September 30,
                                                                                1997              1998
                        -------------------------------------------------------------------------------
                                                                                            (unaudited)

                        1998                                                $ 72,962        $        -
                        1999                                                  40,773           130,647
                        2000                                                  44,931         1,081,815
                        2001                                                  49,513            81,815
                        2002                                                  54,562            81,815
                        2003                                                 382,137           370,218
                        -------------------------------------------------------------------------------
                        Total                                               $644,878        $1,746,310
                        -------------------------------------------------------------------------------
                        -------------------------------------------------------------------------------

9.    NOTES PAYABLE TO  In connection with the acquisitions discussed in Note 3,
      RELATED PARTIES   the Company has the following notes payable to related
                        parties, none of which were outstanding at December 31, 1997:

                                                                                         September 30,
                                                                                                  1998
                        -------------------------------------------------------------------------------
                                                                                            (unaudited)
                        Note payable to a selling stockholder of CRC, without
                         interest, due in monthly payments through September
                         2003 of $6,325, recorded using an 8% discount rate
                         (discount of $76,200)                                               $ 303,300

                        Note payable to principal selling stockholder of Acqueren,
                         6% per annum, annual payment of $100,000 due in August 1999
                         and 2000 with remainder due in August 2001                            293,381

                        Note payable to officer of CRC, 8% per annum, due upon demand          173,000
                        -------------------------------------------------------------------------------
                        Total notes payable to related parties                                 769,681

                        Less-current portion                                                  (273,000)
                        -------------------------------------------------------------------------------
                        Notes payable to related parties, long-term portion                  $ 496,681
                        -------------------------------------------------------------------------------
                        -------------------------------------------------------------------------------

                        Interest expense for the nine months ended September 30, 1998 on these related party notes was approximately $5,000.

                                         AMERICAN INTERNATIONAL INDUSTRIES, INC.


                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                ALL INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE NINE MONTHS
                                 ENDED SEPTEMBER 30, 1998 AND 1997 IS UNAUDITED.
--------------------------------------------------------------------------------


10.   CAPITAL LEASES    The Company, through its CRC acquisition (Note 3), has
                        the following future aggregate minimum annual lease payments required under capital leases as of September 30, 1998:

                        Years ending September 30, (unaudited)
                        -------------------------------------------------------
                        1999                                         $  738,163
                        2000                                            900,577
                        2001                                            107,669
                        -------------------------------------------------------
                        Total minimum lease payments                  1,746,409
                        Less amount representing interest              (243,640)
                        -------------------------------------------------------
                        Present value of net minimum lease payments   1,502,769
                        Less current portion                           (596,468)
                        -------------------------------------------------------
                        Long-term portion                            $  906,301
                        -------------------------------------------------------
                        -------------------------------------------------------

                        Interest rates on the capitalized leases range from 7.3% to 22.7%. The leases contains restrictive covenants regarding various financial ratios and capital distributions. At September 30, 1998, the Company was in violation of certain financial ratios and has received a waiver for those violations from the lessor.

11.   CAPITAL STOCK     The Company is authorized to issue up to 10,000,000
      AND STOCK         shares of Preferred Stock, $.001 par value per share of
      OPTIONS           which none are presently outstanding. The Preferred
                        Stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the Board of Directors, without further action by stockholders, and may include voting rights (including the right to vote as a series of particular matters), preferences as to dividends and liquidation, conversion, redemption rights and sinking fund provisions. The
                        Company has no present plans for the issuance of Preferred Stock.

                        The Company is authorized to issue up to 200,000,000 shares of Common Stock, of which 114,115,971 shares were issued and outstanding, 7,000,000 shares were subscribed at September 30, 1998, and 3,300,000 and 7,720,000 were reserved for issuance pursuant to the exercise of outstanding stock options as of December 31, 1997 and September 30, 1998, respectively.

                                         AMERICAN INTERNATIONAL INDUSTRIES, INC.


                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                ALL INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE NINE MONTHS
                                 ENDED SEPTEMBER 30, 1998 AND 1997 IS UNAUDITED.
--------------------------------------------------------------------------------


                        In September 1997, the Company sold 5,000,000 newly issued restricted shares to a corporation controlled by the brother of the CEO of the Company for $150,000. In connection with this sale, the Company granted this related party the option to purchase an additional 2,000,000 shares at $.02 per share and such option was for three years and vested immediately. In 1998, this option was exercised by the related party and the Company received $40,000.

                        Also during 1997, the Company sold 500,000 restricted common shares to a director of the Company for $.10 per share. Further in 1997, the Company sold an additional 7,278,060 shares of common stock through various private sales for between $.02 and $.10 per share for total net proceeds of $203,456.

                        In connection with the change in control of the Company to the 1997 Group (Note 1) in October 1997 the Company issued 500,000 options to each of two individuals as an enticement to return to manage the operations of Har-Whit and P&S and also issued 300,000 options to the outside legal counsel of the Company to purchase common stock of AIII for legal services performed. These options are exercisable at $.02 per share through December 2002 and such options were immediately exercisable. At the date of grant, these options were determined to have no material value. Further, the two individuals who manage Har-Whit and P&S were issued 100,000 shares individually of the Company's common stock in January 1998 for management services rendered. This issuance was recorded as $10,000 of compensation expense in 1998 based on the market value of the shares ($.05 per share) at the date of grant. In May 1998, these two individuals each were granted the right to purchase 250,000 shares of the Company's common stock at $.25 per share. These shares have not been paid for and are classified as subscribed shares.

                        In December 1997, the Company issued 1,400,000 shares of restricted common stock to a consulting firm for strategic planning assistance rendered to the Company. Such shares were valued at the market price of $.05 per share resulting in a $70,000 charge to general and administrative expense in 1997.

                        In connection with sale of newly issued restricted common stock in May 1998, the Company granted an investor the option to purchase an additional 4,000,000 shares at $.25 per share, which were immediately exercisable through the year 2002.

                                         AMERICAN INTERNATIONAL INDUSTRIES, INC.


                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                ALL INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE NINE MONTHS
                                 ENDED SEPTEMBER 30, 1998 AND 1997 IS UNAUDITED.
--------------------------------------------------------------------------------

                        In 1998, the Company issued 200,000 shares of common stock to its CEO in exchange for executive and management services rendered. Such award was recorded at the date of grant as a $13,000 compensation expense based on the market value (approximately $.07 per share) of the shares issued. Further, in accordance with a May 1998 employment agreement, the Company granted an option to purchase 2,000,000 shares at $.12 per share through May 2001, which were immediately exercisable, to its Chief Executive Officer. Since the option price exceeded the then market value of AIII's stock, there was no charge to expense for this grant.

                        In May 1998, the Company sold 3,500,000 newly issued restricted shares to a corporation controlled by the brother of the CEO of the Company for a total consideration of $300,000.

                        In addition in January and May 1998, the Company issued 600,000 shares of restricted common stock to employees and directors for management advisory services. These awards were recorded as $32,700 of compensation expense at the market value (ranging from $.05 to $.08 per share) of the shares issued at the date of grant.

                        During 1998, the Company sold 8,660,000 of restricted common stock through various private sales for between $.10 and $.40 per share for total proceeds of $1,273,500. Also in 1998, holders of 500,000 options exercised their rights and purchased stock for between $.02 and $.04 per share. This issuance resulted in $14,000 being paid to the Company. Further in 1998, the Company issued 7,000,000 shares to individuals for between $.10 and $.22 per share under stock subscription agreements for total expected proceeds of $1,300,000. As of September 30, 1998, $710,000 of such subscriptions remain unpaid.

                        In July 1998, the Company declared a 10% stock dividend that was payable to stockholders of record as of August 30, 1998. Such dividend resulted in issuance of 9,188,911 shares to stockholders and was accounted for at the market value as of August 30, 1998 ($.26 per share).

                        Effective December 31, 1996, the Company was required to adopt the disclosure portion of SFAS No. 123. This statement requires the Company to provide pro forma information regarding net loss applicable to common stockholders and loss per share as if compensation cost for the Company's stock options granted had been determined in accordance with the fair value based method prescribed in SFAS 123. The Company estimates the fair value of each stock option at the grant date by using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997 and 1998 as follows:

                                         AMERICAN INTERNATIONAL INDUSTRIES, INC.


                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                ALL INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE NINE MONTHS
                                 ENDED SEPTEMBER 30, 1998 AND 1997 IS UNAUDITED.
--------------------------------------------------------------------------------

                                                             1997           1998
                        --------------------------------------------------------

                        Dividend yield                         0%             0%
                        Expected volatility                   90%            90%
                        Risk free interest                  6.50%          6.50%
                        Expected lives                    5 years      4-5 years

                        Under the accounting provisions of SFAS 123, the Company's net loss applicable to common stockholders and loss per share would have been increased to the pro forma amounts indicated below:

                                                           For the        For the Nine
                                                        Year Ended        Months Ended
                                                      December 31,       September 30,
                                                              1997                1998
                        ---------------------------------------------------------------
                                                                            (unaudited)
                        Net loss applicable to common
                         stockholders:
                            As reported                  $(870,027)          $(137,908)
                            Pro forma                    $(880,027)          $(282,908)

                        Loss per share:
                            As reported                  $    (.06)          $       -
                            Pro forma                    $    (.06)          $       -
                        ---------------------------------------------------------------
                        ---------------------------------------------------------------

                        A summary of the status of the Company's stock options to employees as of December 31, 1997 and September 30, 1998 and changes during the periods ending on those dates is presented below:

                                                                December 31, 1997              September 30, 1998
                                                                        Weighted-                       Weighted-
                                                                          Average                         Average
                                                                         Exercise                        Exercise
                                                              Shares        Price           Shares          Price
                        -----------------------------------------------------------------------------------------
                                                                                        (unaudited)    (unaudited)
                        Outstanding at
                          beginning of period                     -         $  -         1,000,000           $.02
                        Granted                           1,000,000          .02         2,020,000            .12
                        ------------------------------------------------------------------------------------------
                        ------------------------------------------------------------------------------------------

                                         AMERICAN INTERNATIONAL INDUSTRIES, INC.


                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                ALL INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE NINE MONTHS
                                 ENDED SEPTEMBER 30, 1998 AND 1997 IS UNAUDITED.
--------------------------------------------------------------------------------

                                                           December 31, 1997              September 30, 1998
                                                                   Weighted-                       Weighted-
                                                                     Average                         Average
                                                                    Exercise                        Exercise
                                                     Shares            Price            Shares         Price
                        -------------------------------------------------------------------------------------
                                                                                   (unaudited)   (unaudited)
                        Outstanding and
                          exercisable at
                          end of period           1,000,000          $   .02         3,020,000       $   .09
                        -------------------------------------------------------------------------------------
                        -------------------------------------------------------------------------------------
                        Weighted-average
                          fair value of
                          options granted
                          during the period                          $   .01                         $   .07
                        -------------------------------------------------------------------------------------
                        -------------------------------------------------------------------------------------

                        The following table summarizes information about fixed stock options outstanding at December 31, 1997 and September 30, 1998:

                                                                Number Out-          Number Out-               Weighted
                                                               standing and         standing and                Average
                                                             Exercisable at       Exercisable at              Remaining
                                Exercise                       December 31,        September 30,            Contractual
                                   Price                               1997                 1998            Life (Years)
                        ------------------------------------------------------------------------------------------------
                                                                                      (unaudited)            (unaudited)
                                    $.02                          1,000,000            1,000,000                    4.0
                                    $.12                                  -            2,000,000                    4.0
                                    $.34                                  -               20,000                    4.0
                        ------------------------------------------------------------------------------------------------
                             $.02 - $.34                          1,000,000            3,020,000                    4.0
                        ------------------------------------------------------------------------------------------------
                        ------------------------------------------------------------------------------------------------

                                         AMERICAN INTERNATIONAL INDUSTRIES, INC.


                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                ALL INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE NINE MONTHS
                                 ENDED SEPTEMBER 30, 1998 AND 1997 IS UNAUDITED.
--------------------------------------------------------------------------------

12.   INCOME TAXES      A reconciliation of income taxes at the federal
                        statutory rate to amounts provided for the periods shown are as follows:

                                                                                           For the nine months
                                                                         For the                         ended
                                                                      year ended                 September 30,
                                                                    December 31,           -------------------
                                                                            1997           1998           1997
                        ---------------------------------------------------------------------------------------
                                                                                     (unaudited)    (unaudited)
                        Tax benefit computed at
                          statutory rate                              $(295,000)      $(47,000)     $(176,000)
                        Change in valuation allowance,
                          net of valuation allowance of
                          acquired subsidiaries                         295,000         47,000        176,000
                        ---------------------------------------------------------------------------------------

                                                                      $       -       $      -      $       -
                        ---------------------------------------------------------------------------------------
                        ---------------------------------------------------------------------------------------

                        Deferred taxes are determined based on the temporary differences between the financial statement and income tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. The components of deferred income tax assets are as follows:

                                                                              December 31,        September 30,
                                                                                      1997                 1998
                        ---------------------------------------------------------------------------------------
                                                                                                     (unaudited)
                        Deferred tax assets:
                          Provision for doubtful accounts                       $   7,000          $   167,000
                          Net operating loss                                      295,000            1,499,000
                          Provision for inventory losses                                -              108,000
                          Other                                                         -               35,000
                        ---------------------------------------------------------------------------------------
                                                                                  302,000            1,809,000
                        Valuation allowance                                      (302,000)          (1,809,000)
                        Deferred tax liability:
                        Difference in carrying value of property
                          and equipment                                           298,804              298,804
                        ---------------------------------------------------------------------------------------
                        Net deferred tax liability                              $ 298,804          $   298,804
                        ---------------------------------------------------------------------------------------
                        ---------------------------------------------------------------------------------------

                        At December 31, 1997 and September 30, 1998, the Company provided a 100% valuation allowance for the deferred tax asset because it could not be determined whether it was more likely than not that the deferred tax asset would be realized.

                                         AMERICAN INTERNATIONAL INDUSTRIES, INC.


                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                ALL INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE NINE MONTHS
                                 ENDED SEPTEMBER 30, 1998 AND 1997 IS UNAUDITED.
--------------------------------------------------------------------------------

                        The Company has net operating loss carryforwards of approximately $867,000 and $1,008,000 as of December 31, 1997 and September 30, 1998, respectively, to offset future taxable income which expire through 2118. In addition, the acquired subsidiaries (Note 3) have individual net operating loss carryforwards in excess of $3,400,000. However, such net operating loss carryforwards are limited due to separate company limitations in accordance with income tax regulations.

13.   COMMITMENTS       As of November 1, 1997, Acqueren relocated its
      AND               operations from Brooklyn, NY, to Nicholls, GA. In
      CONTINGENCIES     accordance with the move the Company executed a lease
                        from an unrelated party for the Company's new facility for a term of two years through October 9, 1999 and provides for annual rent of $39,300. The lease provides for an option to renew for an additional term of two years. For the nine months ended September 30, 1998, $29,500 was recorded as rent expense under this lease.

                        In connection with the relocation to Nicholls, GA in 1997, Acqueren terminated its union contract in New York. The union has claimed a deficiency for unfunded pension liabilities. Management has accrued $125,000 in 1998 relating to this potential liability. Management estimates that such an amount will be sufficient to cover any potential obligation to this union.

                        Various key officials of the Company have entered into employment agreements with the Company. The CEO of the Company entered into a three-year employment agreement which provides for a monthly salary of $1,000 plus a bonus as determined by the Board of Directors. The two key management personnel of Har-Whit/Pitts and Spitts, who are also Directors of the Company, entered into three-year employment contracts expiring in 2000 that require payments of $5,000 per month to each official plus a bonus at the discretion of the Board of Directors. The president of NPI previously entered into an at-will employment agreement that provides an annual salary of $124,000 plus a bonus based upon operating results of this subsidiary. The Company entered into other employment agreements in connection with the purchase of CRC as discussed in Note 3.

                        CRC leases office space under a non-cancelable operating lease expiring October 31, 1998 from the father-in-law of the prior stockholder of CRC who became a shareholder in the Company after the CRC acquisition discussed in
                        Note 3. As of the date of acquisition by AIII, CRC owed approximately $160,000 of unpaid rent under this lease, a portion of which was paid in the acquisition by AIII. The Company has an option

                                         AMERICAN INTERNATIONAL INDUSTRIES, INC.


                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                ALL INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE NINE MONTHS
                                 ENDED SEPTEMBER 30, 1998 AND 1997 IS UNAUDITED.
--------------------------------------------------------------------------------

                        to purchase this building for $1,170,000 through April 1999 and this value approximates its fair market value.

                        The Company leases automobiles under operating leases expiring in various years through June 30, 2001. Future aggregate rental payments under these non-cancelable operating leases require annual payments of approximately $20,000 through 2001.

                        On December 10, 1998, the Company filed an Original Petition and Request for Temporary Injunction for breach of contract and common law and stock fraud in connection with the Company's acquisition of Acqueren, Inc. against TDA Industries, Inc. and Fred Friedman in the 56th Judicial District Court of Galveston, Texas. The Company has claimed the defendants misrepresented the amount of Acqueren's equity as of the date of the purchase agreement. The Company is seeking actual damages in the amount of not less than $1,100,000, in addition to further relief which it may be entitled to.

14.   RELATED           In 1998, the Company advanced the Chief Executive
      PARTY             Officer $74,404. The officer executed a promissory note
      TRANSACTIONS      to the Company due upon demand. This note bears interest
                        at prime and is included in other current assets as of September 30, 1998.

                        Other related party transactions are discussed in Notes 3,6,9,11 and 13.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



To the Shareholders and Board of Directors
Modern Film Effects, Inc.
   (d\b\a Cinema Research Corporation)
    and Digital Research Corporation



We have audited the combined balance sheet of Modern Film Effects, Inc. (d/b/a Cinema Research Corporation) and Digital Research Corporation as of June 30, 1998, and the related combined statements of loss, stockholders' equity (capital deficit) and cash flows for the year then ended. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Notes 1 and 10, Cinema Research Corporation and Digital Research Corporation were sold effective September 24, 1998.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Cinema Research Corporation and Digital Research Corporation as of June 30, 1998, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.



                                        BDO Seidman, LLP


Houston, Texas
September 25, 1998

                                                     MODERN FILM EFFECTS, INC.
                                           (D/B/A CINEMA RESEARCH CORPORATION)
                                              AND DIGITAL RESEARCH CORPORATION

                                                       COMBINED BALANCE SHEETS
------------------------------------------------------------------------------


                                                                        June 30,  September 30,
                                                                            1998           1998
-----------------------------------------------------------------------------------------------
                                                                                     (UNAUDITED)
ASSETS (Notes 7 and 10)
CURRENT
     Cash                                                             $   19,830     $  139,285
     Accounts receivable, net of allowance for doubtful accounts
       of $19,775                                                        418,964        470,473
     Inventories (Note 2)                                                 54,024         46,528
     Prepaid expenses and other                                           30,215        102,073
-----------------------------------------------------------------------------------------------

Total current assets                                                     523,033        758,359
-----------------------------------------------------------------------------------------------

PROPERTY AND EQUIPMENT, net of accumulated depreciation
        (Note 3)                                                       2,303,153      3,700,000
-----------------------------------------------------------------------------------------------

OTHER
     Deposits                                                             14,019         14,019
     Film library, net of accumulated depreciation of $10,000             16,208         66,208
     Other receivable, net of allowance of $112,865 (Note 4)             100,000         90,000
     Non-compete agreements (Note 10)                                          -        150,000
     Goodwill, net of accumulated amortization                            20,000        178,136
-----------------------------------------------------------------------------------------------

Total other assets                                                       150,227        498,363
-----------------------------------------------------------------------------------------------
                                                                      $2,976,413     $4,956,722
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
                                       SEE ACCOMPANYING NOTES TO COMBINED FINANCIAL STATEMENTS.


                                                     MODERN FILM EFFECTS, INC.
                                           (D/B/A CINEMA RESEARCH CORPORATION)
                                              AND DIGITAL RESEARCH CORPORATION

                                                       COMBINED BALANCE SHEETS
------------------------------------------------------------------------------


                                                                        June 30,  September 30,
                                                                            1998           1998
-----------------------------------------------------------------------------------------------
                                                                                    (UNAUDITED)
LIABILITIES AND STOCKHOLDERS' EQUITY (CAPITAL DEFICIT)
    (Note 10)

CURRENT LIABILITIES
     Accounts payable and accrued expenses (Note 9)                  $   625,991     $  474,821
     Current portion of capital leases (Note 5)                          592,530        592,300
     Notes payable to related party, current portion (Note 7)            270,164        243,000
     Deferred revenue                                                          -         95,000
-----------------------------------------------------------------------------------------------

Total current liabilities                                              1,488,685      1,405,121
-----------------------------------------------------------------------------------------------

LONG-TERM LIABILITIES
     Capital lease obligations (Note 5)                                1,040,041        906,301
     Notes payable to stockholders and related parties,
       long-term portion (Note 7)                                              -        233,300
     Notes payable to bank (Note 8)                                      993,348      1,000,000
     Advance from parent company                                               -        120,000
-----------------------------------------------------------------------------------------------

Total long-term liabilities                                            2,033,389      2,259,601
-----------------------------------------------------------------------------------------------

COMMITMENTS (Notes 9 and 10)

STOCKHOLDERS' EQUITY (CAPITAL DEFICIT) (Note 10)
     Common stock, 2,000 shares ,authorized, issued
       and outstanding, no par value                                      11,000         11,000
     Additional paid-in capital                                          510,025      1,281,000
     Deficit                                                          (1,066,686)             -
-----------------------------------------------------------------------------------------------

Total stockholders' equity (capital deficit)                            (545,661)     1,292,000
-----------------------------------------------------------------------------------------------
                                                                     $ 2,976,413     $4,956,722
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
                                       SEE ACCOMPANYING NOTES TO COMBINED FINANCIAL STATEMENTS.


                                                     MODERN FILM EFFECTS, INC.
                                           (D/B/A CINEMA RESEARCH CORPORATION)
                                              AND DIGITAL RESEARCH CORPORATION

                                                   COMBINED STATEMENTS OF LOSS
------------------------------------------------------------------------------


                                                                                              For the
                                                                       For the          three months ended
                                                                      year ended            September 30,
                                                                       June 30,      -----------------------------
                                                                         1998           1998                1997
------------------------------------------------------------------------------------------------------------------
                                                                                      (UNAUDITED)        (UNAUDITED)
NET SALES                                                             $5,849,579     $1,375,346         $1,487,812
COST OF SALES                                                          4,300,284      1,009,076            980,716
------------------------------------------------------------------------------------------------------------------

GROSS PROFIT                                                           1,549,295        366,270            507,096
------------------------------------------------------------------------------------------------------------------

OPERATING EXPENSES
     Selling                                                             345,759        114,909            100,578
     General and administrative                                        1,600,609        236,710            382,299
------------------------------------------------------------------------------------------------------------------

Total operating expenses                                               1,946,368        351,619            482,877
------------------------------------------------------------------------------------------------------------------

INCOME (LOSS) FROM OPERATIONS                                           (397,073)        14,651             24,219
------------------------------------------------------------------------------------------------------------------

OTHER INCOME (EXPENSE):
     Interest expense (Note 8)                                          (109,082)       (21,103)           (39,293)
     Miscellaneous income                                                 50,944              -                  -
------------------------------------------------------------------------------------------------------------------

Total other expenses, net                                                (58,138)       (21,103)           (39,293)
------------------------------------------------------------------------------------------------------------------

NET LOSS                                                               $(455,211)     $  (6,452)         $ (15,074)
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
                                                          SEE ACCOMPANYING NOTES TO COMBINED FINANCIAL STATEMENTS.


                                                     MODERN FILM EFFECTS, INC.
                                           (D/B/A CINEMA RESEARCH CORPORATION)
                                              AND DIGITAL RESEARCH CORPORATION

                 COMBINED STATEMENTS OF STOCKHOLDERS' EQUITY (CAPITAL DEFICIT)
------------------------------------------------------------------------------


                                                                             ADDITIONAL
                                                     COMMON STOCK             PAID-IN
                                                SHARES(1)       AMOUNT        CAPITAL        DEFICIT        TOTAL
-------------------------------------------------------------------------------------------------------------------
BALANCE, July 1, 1997                             2,000        $11,000     $  267,525     $  (611,475)   $(332,950)

Contribution of capital by stockholder                -              -        181,985                -     181,985

Interest expense on stockholder
loan not charged by the Company                       -              -         60,515                -      60,515

Net loss                                              -              -              -        (455,211)    (455,211)
-------------------------------------------------------------------------------------------------------------------
BALANCE, June 30, 1998                            2,000         11,000        510,025      (1,066,686)    (545,661)

Net loss (unaudited)                                  -              -              -          (6,452)      (6,452)

Purchase price allocation from
parent company (Note 10) (unaudited)                  -              -        770,975        1,073,138   1,844,113
-------------------------------------------------------------------------------------------------------------------

BALANCE, September 30, 1998 (unaudited)           2,000        $11,000     $1,281,000     $          -  $1,292,000
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
                                                           SEE ACCOMPANYING NOTES TO COMBINED FINANCIAL STATEMENTS.




----------------------------------
(1) There are individually 1,000 shares of Modern Film Effects,
Inc. and Digital Research Corporation outstanding.

                                                     MODERN FILM EFFECTS, INC.
                                           (D/B/A CINEMA RESEARCH CORPORATION)
                                              AND DIGITAL RESEARCH CORPORATION

                                             COMBINED STATEMENTS OF CASH FLOWS
------------------------------------------------------------------------------


                                        INCREASE (DECREASE) IN CASH

                                                                                     For the
                                                                For the         Three months ended
                                                             Year ended            September 30,
                                                               June 30,      ------------------------
                                                                   1998        1998          1997
-----------------------------------------------------------------------------------------------------
                                                                           (UNAUDITED)    (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
 Net loss                                                    $(455,211)     $  (6,452)     $  (15,074)
 Adjustments to reconcile net loss to net cash
   provided by (used in) operating activities:
     Bad debts                                                 112,865              -               -
     Depreciation and amortization                             488,788        122,016          97,544
     Accretion of interest on notes to stockholders             60,515              -               -
     Gain on sale of leased equipment                          (20,000)             -               -
     Changes in assets and liabilities:
          Accounts receivable                                  238,109        (41,509)       (209,624)
          Inventories                                          (23,772)         7,496         (58,206)
          Prepaid expenses and other current assets             (7,788)       (71,858)            627
          Accounts payable and accrued expenses                123,455       (169,268)        (22,718)
          Other liabilities                                      9,425              -               -
          Deferred revenue received                                  -         95,000               -
-----------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES            526,386        (64,575)       (207,451)
-----------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
 Additions to property and equipment                           (45,037)             -               -
 Proceeds on sale of leased equipment                           20,000              -               -
 Additions to film library                                      (2,788)             -               -
-----------------------------------------------------------------------------------------------------

NET CASH USED IN INVESTING ACTIVITIES                          (27,825)             -               -
-----------------------------------------------------------------------------------------------------


                                                     MODERN FILM EFFECTS, INC.
                                           (D/B/A CINEMA RESEARCH CORPORATION)
                                              AND DIGITAL RESEARCH CORPORATION

                                             COMBINED STATEMENTS OF CASH FLOWS
------------------------------------------------------------------------------


                                        INCREASE (DECREASE) IN CASH

                                                                                     For the
                                                                For the         Three months ended
                                                             Year ended            September 30,
                                                               June 30,      ------------------------
                                                                   1998        1998          1997
-----------------------------------------------------------------------------------------------------
                                                                           (UNAUDITED)    (UNAUDITED)
CASH FLOWS FROM FINANCING ACTIVITIES
 Equity contribution from stockholders                         181,985              -               -
 Proceeds from borrowings from stockholders                    260,000        173,000         210,000
 Repayment of borrowings from stockholders                    (394,122)      (250,000)              -
 Principal payments on notes payable to bank                  (120,095)      (725,000)        (19,000)
 Proceeds from note payable to bank                                  -      1,000,000               -
 Principal payments on capital leases                         (545,215)      (133,970)       (100,613)
 Advance from parent company                                         -        120,000               -
-----------------------------------------------------------------------------------------------------

Net cash (used in) provided by financing activities           (617,447)       184,030          90,387
-----------------------------------------------------------------------------------------------------

NET INCREASE (DECREASE) IN CASH                               (118,886)       119,455        (117,064)

CASH, beginning of period                                      138,716         19,830         138,716
-----------------------------------------------------------------------------------------------------

CASH, end of period                                         $   19,830     $  139,285      $   21,652
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------

SUPPLEMENTAL CASH FLOW INFORMATION
 Cash paid during the period for interest                   $   48,567     $   22,500      $   38,750
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------

NON-CASH TRANSACTIONS (Note 10)
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------
                                             SEE ACCOMPANYING NOTES TO COMBINED FINANCIAL STATEMENTS.


                                                     MODERN FILM EFFECTS, INC.
                                           (D/B/A CINEMA RESEARCH CORPORATION)
                                              AND DIGITAL RESEARCH CORPORATION

                                        NOTES TO COMBINED FINANCIAL STATEMENTS
                          ALL INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE
                   THREE MONTHS ENDED SEPTEMBER 30,1998 AND 1997 IS UNAUDITED.
------------------------------------------------------------------------------

1.   SUMMARY OF         BUSINESS AND BASIS OF PRESENTATION
     SIGNIFICANT        Cinema Research Corporation (CRC) is the operating
     ACCOUNTING         name of Modern Film Effects, Inc. which is organized
     POLICIES           under the laws of the State of California. Digital
                        Research Corporation ("D-Rez") is also organized as a California corporation. CRC and D-Rez have common ownership and are collectively referred to as the Company. The Company provides full technical, optical and digital services for motion pictures, television, commercial and industrial producers, directors, editors, and title designers throughout the greater
                        Los Angeles area.

                        The Company's financial statements are presented on the going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company had a capital and a working capital deficit at June 30, 1998 and incurred a net loss of $455,211 for the year then ended. These factors raised doubt about the Company's ability to continue as a going concern. However, in May 1998 the Company's stockholders signed a letter of intent to sell their interests to an unrelated company. This sale was closed on September 24, 1998 as discussed in Note 10.

                        The new parent company of the Company has provided assurances that it will provide funding for the Company at least through December 31, 1999. Further, management of the Company has developed a plan to reduce operating costs while increasing revenues to return the Company to profitability. However, there are no assurances that such a plan will be successful in returning the Company to profitable operations.

                        INTERIM FINANCIAL INFORMATION
                        The accompanying interim financial statements as of September 30, 1998 and for the three months ended September 30, 1998 and 1997 are unaudited. However, the information includes all adjustments of a normal recurring nature which are, in the opinion of management, necessary to present fairly the financial position of the Company as of September 30, 1998 and the results of its operations and cash flows for the three months ended September 30, 1998 and 1997. Accounting measurements at interim dates inherently involve greater reliance on estimates than at year end. Accordingly, the results of operations for those interim periods are not necessarily indicative of the results for any other interim period or the full year. The Company's September 30, 1998 balance sheet is included in the financial statements of American International Industries, Inc. (Note 10).

                                                     MODERN FILM EFFECTS, INC.
                                           (D/B/A CINEMA RESEARCH CORPORATION)
                                              AND DIGITAL RESEARCH CORPORATION

                                        NOTES TO COMBINED FINANCIAL STATEMENTS
                          ALL INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE
                   THREE MONTHS ENDED SEPTEMBER 30,1998 AND 1997 IS UNAUDITED.
------------------------------------------------------------------------------

 1.  SUMMARY OF          INVENTORIES
     SIGNIFICANT         Inventories consist of raw film stock and work in
     ACCOUNTING          process and is stated at the lower of cost (first-in,
     POLICIES (CONT'D)   first-out) or market.

                         PROPERTY AND EQUIPMENT
                         Property and equipment are stated at cost. For financial reporting purposes, depreciation is recorded using the straight-line and accelerated methods over the estimated useful lives of the property, which range from three to ten years. The Company uses accelerated methods for income tax purposes.

                         Expenditures for repairs and maintenance are charged to expense when incurred. Additions, major renewals and replacements that increase the property's useful life are capitalized.

                         Leasehold improvements are amortized over the shorter of the respective lease term or estimated useful life of the improvement.

                         INTANGIBLE ASSETS
                         The Company's intangible assets as of September 30, 1998 represent goodwill acquired and the value of non-compete agreements in the transaction discussed in
                         Note 10. The Company amortizes goodwill over a 15 year period and the non-compete agreements over 5 years on a straight-line basis.


                         IMPAIRMENT OF LONG-LIVED ASSETS
                         The Company reviews the carrying values of its long-lived and intangible assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

                         INCOME TAXES
                         The Company accounts for income taxes using the asset and liability method. This method generally provides that deferred tax assets and liabilities be recognized for temporary differences between the financial reporting basis and the income tax basis of the Company's assets and liabilities. A valuation allowance is recorded to reduce the potential deferred tax asset when it is more likely than not that all or some portion of the potential deferred tax asset will not be realized. The impact on deferred taxes of changes in tax rates and laws, if any, are applied to the years during which temporary differences are expected to be settled and reflected in the financial statements in the period of enactment.

                                                     MODERN FILM EFFECTS, INC.
                                           (D/B/A CINEMA RESEARCH CORPORATION)
                                              AND DIGITAL RESEARCH CORPORATION

                                        NOTES TO COMBINED FINANCIAL STATEMENTS
                          ALL INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE
                   THREE MONTHS ENDED SEPTEMBER 30,1998 AND 1997 IS UNAUDITED.
------------------------------------------------------------------------------

1.   SUMMARY OF          Subsequent to the sale of the Company (Note 10), the
     SIGNIFICANT         Company's operating results will be included in the
     ACCOUNTING          parent company's consolidated income tax return.
     POLICIES
     (CONTINUED)

                         CONCENTRATION OF CREDIT RISK
                         Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of trade receivables. In the normal course of business, the Company extends unsecured credit to customers principally in the California-based entertainment industry.

                         USE OF ESTIMATES
                         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 2.  INVENTORIES         Inventories consisted of the following as of:


                                                June 30,    September 30,
                                                    1998             1998
                         ------------------------------------------------
                                                            (unaudited)
                         Raw materials       $    30,264    $    24,791
                         Work-in-process          23,760         21,737
                         ------------------------------------------------
                                             $    54,024    $    46,528
                         ------------------------------------------------
                         ------------------------------------------------


                                                     MODERN FILM EFFECTS, INC.
                                           (D/B/A CINEMA RESEARCH CORPORATION)
                                              AND DIGITAL RESEARCH CORPORATION

                                        NOTES TO COMBINED FINANCIAL STATEMENTS
                          ALL INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE
                   THREE MONTHS ENDED SEPTEMBER 30,1998 AND 1997 IS UNAUDITED.
------------------------------------------------------------------------------

3.    PROPERTY AND    Property and equipment consisted of the following as of:
      EQUIPMENT

                                                              June 30,       September 30,
                                                                  1998                1998
                         -----------------------------------------------------------------
                                                                                (unaudited)

                         Machinery and film equipment     $  4,439,900        $  3,200,000
                         Computer equipment
                             and software                      527,718             300,000
                         Office furniture, fixtures,
                             and equipment                     283,301             150,000
                         Leasehold improvements                186,455              50,000
                         -----------------------------------------------------------------
                                                             5,437,374           3,700,000
                         Less accumulated depreciation      (3,134,221)                  -
                         -----------------------------------------------------------------
                         Property and equipment, net      $  2,303,153        $  3,700,000
                         -----------------------------------------------------------------
                         -----------------------------------------------------------------

                         Included in the above balances are assets used by the Company under capital leases (see Note 5). Such leased assets include approximately $2,400,000 of film equipment and $155,000 of computer equipment. Accumulated depreciation on such leased assets totaled approximately $480,000 as of June 30, 1998. As of September 30, 1998 equipment under capital leases was approximately $2,000,000.

4.   OTHER RECEIVABLE    Other receivable consists of an amount owed for work
                         performed by the Company for an unrelated party. This project was completed in 1996 and the Company is awaiting payment of this amount from proceeds from the sale of the film rights. Due to the uncertainty of the collection of this amount, an allowance of $112,865 has been established for this receivable as of June 30, 1998 and the net balance of $100,000 has been classified as a non-current asset in the accompanying financial statements. During the three month period ended September 30, 1998, $10,000 was collected on this account.

                                                     MODERN FILM EFFECTS, INC.
                                           (D/B/A CINEMA RESEARCH CORPORATION)
                                              AND DIGITAL RESEARCH CORPORATION

                                        NOTES TO COMBINED FINANCIAL STATEMENTS
                          ALL INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE
                   THREE MONTHS ENDED SEPTEMBER 30,1998 AND 1997 IS UNAUDITED.
------------------------------------------------------------------------------

5.   CAPITAL LEASES      Future aggregate minimum annual lease payments required
                         under capital leases (see Note 3) as of June 30, 1998 follows:

                         YEARS ENDING
                         ------------------------------------------------------------
                              1999                                        $   743,620
                              2000                                            900,577
                              2001                                            231,896
                              2002                                              6,286
                         ------------------------------------------------------------
                         Total minimum lease payments                       1,882,379
                         Less amount representing interest                   (249,808)
                         ------------------------------------------------------------
                         Present value of net minimum lease payments        1,632,571
                         Less current portion                                (592,530)
                         ------------------------------------------------------------
                         Long-term portion                                $ 1,040,041
                         ------------------------------------------------------------
                         ------------------------------------------------------------

                         Interest rates on the capitalized leases range from 7.3% to 22.7%. The leases contains restrictive covenants regarding various financial ratios and payments to officers/stockholders. As of June 30 and September 30, 1998, the Company was in violation of these covenants but has obtained a waiver from the lessor.

6.   INCOME TAXES        A reconciliation of income taxes at the federal
                         statutory rate to amounts provided for the year ended
                         June 30, 1998 follows:

                         Tax benefit computed at statutory rates     $(155,000)
                         Change in valuation allowance                 155,000
                         ------------------------------------------------------
                                                                     $       -
                         ------------------------------------------------------
                         ------------------------------------------------------


                         Deferred taxes are determined based on the temporary differences between the financial statement and income tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. The components of deferred income tax assets as of June 30, 1998 were as follows:

                                                     MODERN FILM EFFECTS, INC.
                                           (D/B/A CINEMA RESEARCH CORPORATION)
                                              AND DIGITAL RESEARCH CORPORATION

                                        NOTES TO COMBINED FINANCIAL STATEMENTS
                          ALL INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE
                   THREE MONTHS ENDED SEPTEMBER 30,1998 AND 1997 IS UNAUDITED.
------------------------------------------------------------------------------

6.   INCOME TAXES
     (CONT'D).

                         Deferred tax assets:
                           Provision for doubtful accounts           $  44,000
                           Net operating loss                          670,000
                           Other                                        35,000
                         ------------------------------------------------------
                                                                       749,000
                         Deferred tax liability - Depreciation        (291,000)
                         Valuation reserve                            (458,000)
                         ------------------------------------------------------
                         Net deferred tax assets                     $       -
                         ------------------------------------------------------
                         ------------------------------------------------------

                         At June 30, 1998, the Company provided a 100% valuation allowance for the deferred tax asset because it could not determine whether it was more likely than not that the deferred tax asset would be realized.

                         At June 30, 1998, Cinema Research Corporation and Digital Research Corporation had available net operating loss carryforwards (NOL) of approximately $1,960,000 which expire in varying amounts through 2013. In accordance with income tax regulations, such NOLs will be limited due to the sale of the Company as discussed in notes 1 and 10.

7.   NOTES PAYABLE
     TO STOCKHOLDERS     The stockholders of the Company loaned $674,000 to the
                         Company on an unsecured basis as of June 30, 1998.
                         Such notes bear interest from 8.5% to 10% and have no stated maturity and interest expense for the year ended
                         June 30, 1998 was approximately $60,000. In addition, the stockholders took non-interest bearing, unsecured advances from the Company of $403,836. The net amount owed to stockholders as of June 30, 1998 was $270,164 and such amount is classified as a current liability as it is due on demand. $20,164 of these net loans were not repaid as part of the sale of the Company as discussed in Note 10.

                         As part of the sale of the Company (Note 10), the acquirer issued a $379,500 non-interest bearing note payable due in sixty equal, monthly installments. The discounted, present value of this note payable is $303,300 with $70,000 of such amount classified as a current liability at September 30, 1998 with the remainder classified as long-term. Subsequent to June 30, 1998, a prior stockholder advanced the Company an additional $173,000 which is also classified as a current liability as it is due on demand.

                                                     MODERN FILM EFFECTS, INC.
                                           (D/B/A CINEMA RESEARCH CORPORATION)
                                              AND DIGITAL RESEARCH CORPORATION

                                        NOTES TO COMBINED FINANCIAL STATEMENTS
                          ALL INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE
                   THREE MONTHS ENDED SEPTEMBER 30,1998 AND 1997 IS UNAUDITED.
------------------------------------------------------------------------------

8.   NOTES PAYABLE
     TO BANK Notes payable to bank are collateralized by substantially all of the Company's assets and consisted of:

                                                                      June 30,         September 30,
                                                                          1998                  1998
                         ---------------------------------------------------------------------------
                                                                                         (unaudited)
                         Note payable to bank, interest
                           at 11% per annum, monthly
                           payments of $5,000 plus
                           interest through June 2004            $     480,041       $             -
                         Note payable to bank, interest
                            at 10% per annum, matured
                            in April 1998                              449,760                     -
                         Note payable to bank, interest
                            at 10% per annum, monthly
                            payments of $3,333 plus
                            interest through January 2000               63,547                     -
                         Note payable to a bank, interest
                            at 8% per annum, due in
                            January 2000 with only
                            interest due quarterly                           -             1,000,000
                         ---------------------------------------------------------------------------
                                                                 $     993,348       $     1,000,000
                         ---------------------------------------------------------------------------
                         ---------------------------------------------------------------------------


                         As of June 30, 1998 and through September 24, 1998, the Company was in default of certain of the restrictive covenants relating to its notes payable. As discussed in Notes 1 and 10, the Company was sold to a third party on September 24, 1998 and the acquirer assumed certain of the notes payable of the notes outstanding as of June 30, 1998 with the remaining amount being the obligation of the prior stockholders. Since the assumed notes payable were refinanced by the acquirer with long-term debt, the balance of the notes payable as of June 30, 1998 is classified as long-term liabilities.

9.   COMMITMENTS         Cinema Research Corporation leases office space under a
                         non-cancelable operating lease expiring October 31, 1998 from an individual who is related to a principal stockholder of the Company. The lease requires monthly payments of approximately $20,000. The lease has an option to renew for one three-year term at the same rate as the initial period. As of June 30, 1998, the Company owed approximately $160,000 of unpaid rent under this lease and such amount is included in accrued expenses in the financial statements as of June 30, 1998. For the year ended June 30,

                                                     MODERN FILM EFFECTS, INC.
                                           (D/B/A CINEMA RESEARCH CORPORATION)
                                              AND DIGITAL RESEARCH CORPORATION

                                        NOTES TO COMBINED FINANCIAL STATEMENTS
                          ALL INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE
                   THREE MONTHS ENDED SEPTEMBER 30,1998 AND 1997 IS UNAUDITED.
------------------------------------------------------------------------------

9.   COMMITMENTS
     (CONT'D).           1998, the company incurred $240,000 of rent expense
                         under this lease. As a condition to closing the acquisition of the Company (Note 10), a portion of this accrued rent was not assumed by the acquirer.

                         Digital Research Corporation leases office space under a non-cancelable operating lease expiring October 31, 1998. The lease requires monthly payments of approximately $6,129. For the year ended June 30, 1998 and three months ended September 30, 1998, the company incurred $73,548 and $18,387, respectively, of rent expense under this lease.

                         The Company leases automobiles under operating leases expiring in various years through year ending June 30, 2001. Future aggregate rental payments under such leases require annual payments of approximately $20,000.

10.  SUBSEQUENT
     EVENT On September 24, 1998, the Company's stockholders completed an agreement to sell 100% of the outstanding stock to a third party, as discussed in Note 1. Terms of the sale required the acquirer to issue 6,300,000 shares of its restricted common stock and give options to purchase 400,000 shares of the acquirer's common stock over a 5 year period at $.20 per share. In addition, the acquirer issued a $379,500 non-interest bearing note payable due in sixty equal, monthly installments. Also, the acquirer refinanced the Company's notes payable (see Note 8).

                         As a condition to selling the Company, the president and chief executive officer and vice-president of marketing (who was a selling shareholder of the Company) signed five and six year employment contracts, respectively. These contracts included covenants not to compete with the Company for the terms of the respective contracts. These contracts require aggregate compensation payments of approximately $140,000 annually to these individuals. Further, the contracts provide for the payment of incentives based upon individual and operating performance. The Company has assigned $150,000 of value to these non-compete contracts as of September 30, 1998.

                         Based upon the estimated fair value of the restricted common stock and stock options ($1,292,000) and the note payable issued to a selling stockholder ($303,300), the total consideration paid for the Company was approximately $1,595,300. The purchase price is allocated based upon the fair value of the assets acquired and liabilities assumed and such allocation is shown in the following schedule. Since the purchase price exceeded the net fair value of the assets acquired, the remaining purchase price is allocated to goodwill which is amortized over 15 years.

                                                     MODERN FILM EFFECTS, INC.
                                           (D/B/A CINEMA RESEARCH CORPORATION)
                                              AND DIGITAL RESEARCH CORPORATION

                                        NOTES TO COMBINED FINANCIAL STATEMENTS
                          ALL INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE
                   THREE MONTHS ENDED SEPTEMBER 30,1998 AND 1997 IS UNAUDITED.
------------------------------------------------------------------------------

                         The following purchase price allocation is based upon management's initial estimation of the fair market values of the acquired assets and liabilities assumed. Such estimate is subject to revision as more information regarding these fair market values becomes available.

                         ------------------------------------------------------
                         Assets acquired and liabilities assumed:
                              Current assets                       $   753,359
                              Property and equipment                 3,700,000
                              Other assets                             170,227
                              Non-compete agreements                   150,000
                              Goodwill                                 178,136
                              Current liabilities                     (882,821)
                              Capital lease obligations             (1,498,601)
                              Notes payable                           (975,000)
                         ------------------------------------------------------
                                                                   $ 1,595,300
                         ------------------------------------------------------
                         ------------------------------------------------------


                         Because the new parent acquired 100% of the outstanding common stock of the Company, the effect of the purchase has been reflected in the financial statements of the Company as of September 30, 1998 using "push down" accounting. This purchase price allocation resulted in the following non-cash purchase price adjustments for the three months ended September 30, 1998:

                         ----------------------------------------------------------------------
                              Property and equipment                                $ 1,518,863
                              Other assets                                               50,000
                              Non-compete agreements                                    150,000
                              Goodwill                                                  178,136
                              Write-off of existing goodwill at purchase                (20,000)
                              Other obligations assumed in purchase - net               (18,098)
                              Cancellation of note payable to related party              20,164
                              Notes payable not assumed in purchase                     268,348
                              Issuance of note payable to selling stockholder          (303,300)
                              Equity                                                 (1,844,113)
                         ----------------------------------------------------------------------


          REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the board of Directors
  and Stockholder of
Acqueren, Inc.
Kemah, Texas


We have audited the consolidated balance sheet of Acqueren, Inc. as of June 30, 1998 and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 8, the Company was acquired effective July 1, 1998 by American International Industries, Inc., in a business combination accounted for as a purchase transaction.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Acqueren, Inc. as of June 30, 1998, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.




                                        BDO Seidman, LLP
Houston, Texas
September 18, 1998

                                    ACQUEREN, INC.
                             CONSOLIDATED BALANCE SHEETS
                                       (NOTE 8)


                                                                   June 30,  September 30,
                                                                       1998           1998
                                                               ------------  -------------
                                                                               (unaudited)
                                           ASSETS
Current:
  Cash......................................................   $  2,021,956     $  680,617
  Accounts receivable - trade, less allowance for doubtful
    accounts of $362,633....................................      1,439,499      2,007,062
  Inventories...............................................        984,355      1,102,732
  Trading securities (Note 2)...............................            -          404,875
  Investment securities, at cost............................            -           54,540
  Other.....................................................         10,592         18,944
                                                               ------------  -------------
      Total current assets..................................      4,456,402      4,268,770
Property and equipment, less accumulated
  depreciation and amortization (Note 3)....................         68,525         94,601
Goodwill, less accumulated amortization of $10,500..........            -          869,334
                                                               ------------  -------------
                                                               $  4,524,927     $5,232,705
                                                               ------------  -------------
                                                               ------------  -------------

                           LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Note payable related party, current portion (Note 5)......   $  1,103,938     $  100,000
  Accounts payable..........................................      1,612,412      1,963,952
  Accrued expenses and other (Notes 2 and 7)................        311,478        522,125
  Due to parent.............................................            -           50,000
                                                               ------------  -------------
      Total current liabilities.............................      3,027,828      2,636,077
Note payable - related party, less current portion (Note 5).        295,771        193,381
                                                               ------------  -------------
      Total liabilities.....................................      3,323,599      2,829,458
                                                               ------------  -------------

Commitments and Contingencies (Note 7)

Stockholders' equity
  Common stock, $.001 par value, 10,000,000 shares
    authorized, 1,549,473 outstanding.......................          1,549          1,549
  Additional paid-in capital................................      3,012,317      2,138,451
  Retained earnings (deficit)...............................     (1,812,538)       263,247
                                                               ------------  -------------
      Total stockholders' equity............................      1,201,328      2,403,247
                                                               ------------  -------------
                                                               $  4,524,927     $5,232,705
                                                               ------------  -------------
                                                               ------------  -------------


        See accompanying notes to consolidated financial statements.

                                  ACQUEREN, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                    For the
                                                                 year ended     For the three months ended
                                                                   June 30,             September 30,
                                                                       1998           1998             1997
                                                               ------------     ----------       ----------
                                                                                (unaudited)      (unaudited)
Revenues....................................................   $  7,841,829     $3,935,820       $2,808,922

Cost of revenues............................................      7,392,882      3,342,653        2,346,483
                                                               ------------     ----------       ----------

Gross profit................................................        448,947        593,167          462,439

Selling, general and
  administrative expenses...................................      1,496,037        275,367          440,412
                                                               ------------     ----------       ----------

Income (loss) from operations...............................     (1,047,090)       317,800           22,027
                                                               ------------     ----------       ----------

Other income (expense):
   Interest income..........................................         90,795            823           20,000
   Interest expense (Note 5)................................       (117,856)        (3,700)         (21,313)
   Increase in market value
     of trading securities..................................            -           37,845              -
   Other....................................................        (21,465)           479              -
                                                               ------------     ----------       ----------
Total other income (expense), net...........................        (48,526)        35,447           (1,313)
                                                               ------------     ----------       ----------

Income (loss)  before income taxes..........................     (1,095,616)       353,247           20,714

Income tax expense - current (Note 6).......................            -          (90,000)             -
                                                               ------------     ----------       ----------

Net income (loss)...........................................   $ (1,095,616)    $  263,247       $   20,714
                                                               ------------     ----------       ----------
                                                               ------------     ----------       ----------


          See accompanying notes to consolidated financial statements.

                                 ACQUEREN, INC.
                  CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY



                                                                                Additional       Retained
                                                       Common Stock                Paid-in       Earnings
                                                 Shares        Amount        Capital      (Deficit)             Total
                                              ---------        -------     ----------     ------------    ------------
BALANCE, July 1, 1997.....................    1,549,473         $1,549     $3,012,317     $   (716,922)   $  2,296,944

Net loss..................................          -              -              -         (1,095,616)     (1,095,616)
                                              ---------        -------     ----------     ------------    ------------

BALANCE, June 30, 1998....................    1,549,473          1,549      3,012,317       (1,812,538)      1,201,328

Purchase price allocation
   from parent company (Note 8)
   (unaudited)............................          -              -         (873,866)       1,812,538         938,672
Net income (unaudited)....................          -              -              -            263,247         263,247
                                              ---------        -------     ----------     ------------    ------------

BALANCE, September 30, 1998 (unaudited)...    1,549,473         $1,549     $2,138,451     $    263,247    $  2,403,247
                                              ---------        -------     ----------     ------------    ------------
                                              ---------        -------     ----------     ------------    ------------


          See accompanying notes to consolidated financial statements.

                                 ACQUEREN, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                          INCREASE (DECREASE) IN CASH


                                                                    For the
                                                                 year ended      For the three months ended
                                                                   June 30,             September 30,
                                                                       1998           1998             1997
                                                               ------------   ------------     ------------
                                                                               (unaudited)      (unaudited)
Cash flows from operating activities:
  Net income (loss).......................................      $(1,095,616)   $    263,247     $    20,714
  Adjustments to reconcile net income (loss) to net
    cash provided by (used in) operating activities:
      Depreciation and amortization.......................           21,600         15,899            5,807
      Increase in market value of trading securities......              -          (37,845)             -
      Provision for doubtful accounts.....................          178,633            -                -
      Changes in operating assets and liabilities:
           Accounts receivable............................         (600,862)      (567,563)      (1,545,723)
           Inventories....................................        1,135,227       (118,377)         107,753
           Trading securities.............................              -         (176,945)             -
           Cash received from sale of options.............              -           49,785              -
           Other current asset............................           47,980         (8,352)           5,176
           Accounts payable...............................          881,870        351,540        1,354,031
           Accrued expenses and other
             current liabilities..........................          136,701         (1,860)          73,624
                                                               ------------   ------------     ------------
Net cash provided by (used in) operating activities.......          705,533       (230,471)          21,382
                                                               ------------   ------------     ------------
Cash flows from investing activities:
  Capital expenditures....................................             (792)           -                -
  Purchase of investment securities.......................              -          (54,540)             -
                                                               ------------   ------------     ------------
Net cash used in investing activities.....................             (792)       (54,540)             -
                                                               ------------   ------------     ------------
Cash flows from financing activities:
  Due to parent...........................................             -            50,000              -
  Repayment of note payable --  bank......................         (750,000)            -          (150,000)
  Repayment of notes payable -- stockholders..............             -        (1,106,328)             -
  Proceeds of long-term debt to related parties...........        1,000,000            -                -
  Repayment of long-term debt.............................       (1,004,230)           -                -
                                                               ------------   ------------     ------------
Net cash used in financing activities.....................         (754,230)    (1,056,328)        (150,000)
                                                               ------------   ------------     ------------
Net decrease in cash......................................          (49,489)    (1,341,339)        (128,618)
Cash at beginning of period...............................        2,071,445      2,021,956        2,071,445
                                                               ------------   ------------     ------------
Cash at end of period.....................................     $  2,021,956   $    680,617     $  1,942,827
                                                               ------------   ------------     ------------
                                                               ------------   ------------     ------------


          See accompanying notes to consolidated financial statements.

                                  ACQUEREN, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           INCREASE (DECREASE) IN CASH


                                                         For the
                                                      year ended              For the three months ended
                                                        June 30,                     September 30,
                                                            1998                  1998               1997
                                                      ----------           -----------        -----------
                                                                           (unaudited)        (unaudited)
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during the period for interest........      $110,856            $        -           $      -
                                                      ----------           -----------        -----------
                                                      ----------           -----------        -----------
NON-CASH TRANSACTIONS:
  Investments purchased on margin account.........      $      -            $  160,000           $      -
                                                      ----------           -----------        -----------
                                                      ----------           -----------        -----------
  Purchase price adjustments (Note 8):

    Property and equipment........................      $      -            $   31,475           $      -
                                                      ----------           -----------        -----------
                                                      ----------           -----------        -----------
    Goodwill......................................      $      -            $  879,834           $      -
                                                      ----------           -----------        -----------
                                                      ----------           -----------        -----------
    Accrued liabilities not assumed...............      $      -            $   27,363           $      -
                                                      ----------           -----------        -----------
                                                      ----------           -----------        -----------
    Equity........................................      $      -            $ (938,672)          $      -
                                                      ----------           -----------        -----------
                                                      ----------           -----------        -----------


          See accompanying notes to consolidated financial statements.

                             ACQUEREN, INC.
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       ALL INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE THREE
         MONTHS ENDED SEPTEMBER 30, 1998 AND 1997 IS UNAUDITED.


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS AND BASIS OF PRESENTATION
     Acqueren, Inc. and its wholly-owned subsidiary, Northeastern Plastics, Inc., (collectively referred to as "the Company") are engaged in the import, sale and repair of a variety of electrical wiring devices for wholesale and retail distribution. Effective July 1, 1998, the Company was acquired in a purchase transaction (see Note 8).

INTERIM FINANCIAL INFORMATION
     The accompanying interim financial statements as of September 30, 1998 and for the three months ended September 30, 1998 and 1997 are unaudited.
However, the information includes all adjustments of a normal recurring nature which are, in the opinion of management, necessary to present fairly the financial position of the Company as of September 30, 1998 and the results of its operations and cash flows for the three months ended September 30, 1998 and 1997. Accounting measurements at interim dates inherently involve greater reliance on estimates than at year end. Accordingly, the results of operations for those interim periods are not necessarily indicative of the results for any other interim period or the full year.

     The Company's balance sheet as of September 30, 1998 and its operating results for the three months then ended are included in the financial statements of American International Industries, Inc. for the nine months ended September 30, 1998 (see Note 8).

TRADING SECURITIES
     The Company records trading securities and related call options sold on such securities at market value with any changes in the market value of such securities and options included as a component of net income for the period. The Company only sells call options for the number of shares purchased, with the proceeds of such sales recorded as a liability. The Company does not enter into any speculative option transactions.

INVENTORIES
     Inventories, consisting primarily of finished goods, are valued at the lower of cost (first-in, first-out) or market.

PROPERTY AND EQUIPMENT
     Property and equipment are stated at cost. Depreciation and amortization of improvements and equipment are provided principally by either the straight-line or accelerated methods over the estimated useful lives of the assets for financial statement purposes and accelerated methods for income tax purposes.

GOODWILL
     Goodwill is the result of the sale of the Company and has been recorded to the extent that the purchase price exceeded the net fair value of the assets acquired (see Note 8). Goodwill is being amortized over 15 years.

                             ACQUEREN, INC.
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       ALL INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE THREE
         MONTHS ENDED SEPTEMBER 30, 1998 AND 1997 IS UNAUDITED.


INCOME TAXES
     Deferred income taxes are calculated using the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and income tax bases of assets and liabilities measured using the enacted tax rates which will be in effect when these differences reverse (see Note 6). A valuation allowance, if necessary, is recorded to reduce the deferred tax asset when management believes that it is more likely than not that all or some portion of the potential deferred tax asset will not be realized. Such analysis is primarily based on trends in the Company's operating results.

IMPAIRMENT OF LONG-LIVED ASSETS
     Realization of long-lived assets, including goodwill, is periodically assessed by the management of the Company. Accordingly, in the event that facts and circumstances indicate that property and equipment or goodwill may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset are compared to the asset's carrying amount to determine if a write-down to market value is necessary. In management's opinion, there is no impairment of such assets at June 30, 1998 or September 30, 1998.

MANAGEMENT'S ESTIMATES AND ASSUMPTIONS
     The accompanying financial statements are prepared in conformity with generally accepted accounting principles which requires management to make estimates and assumptions that effect the reported amounts of assets and lia-bilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company reviews all significant estimates affecting the financial statements on a recurring basis and records the effect of any necessary adjustments prior to their issuance. The actual results could differ from those estimates.

REVENUE RECOGNITION
     Revenues are recognized upon shipment of product to customers.

CONCENTRATION OF CREDIT RISK
     At June 30, 1998 and September 30, 1998, the Company's cash in a financial institution exceeded the federally insured deposits limit by approximately $1,715,000 and $480,000, respectively. Management does not anticipate any losses on these deposits. The Company extends credit to its customers, primarily in the retail industry, throughout the United States.

     For the year ended June 30, 1998 three customers accounted for approximately 21%, 13% and 11% of the Company's revenues.

                             ACQUEREN, INC.
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       ALL INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE THREE
         MONTHS ENDED SEPTEMBER 30, 1998 AND 1997 IS UNAUDITED.


NOTE 2 - TRADING SECURITIES

     During the three months ended September 30, 1998, the Company began investing excess funds in marketable, equity securities. In order to reduce the cost of the investment and associated risk in such securities, the Company sold call options for the number of shares purchased. The securities and related call options are carried at market value with any changes in market value during the period of the stock or call option included as a component of net income. For the three months ended September 30, 1998, the Company recognized a $37,845 increase in the market value of such equity securities as a component of net loss.

     As of September 30, 1998, the trading securities and related call options are summarized below.


                                                  Security                   Option
                                      Security      Market       Option      Market
Equity Security (unaudited)               Cost       Value     Proceeds       Value
---------------------------           --------    --------    ---------   ---------
General Instruments,
  10,000 shares of common stock       $176,817    $228,750    $(27,512)   $(50,000)

Loral Space and Communications,
  10,000 shares of common stock        132,290     147,500     (18,812)    (21,870)

Ciena Corporation,
  2,000 shares of common stock          27,838      28,625      (3,461)     (8,000)
                                      --------    --------    ---------   ---------
                                      $336,945    $404,875    $(49,785)   $(79,870)
                                      --------    --------    ---------   ---------
                                      --------    --------    ---------   ---------


     In addition, the Company purchased such trading securities under a margin account arrangement. As of September 30, 1998, the Company owed approximately $160,000 on such margin account and this amount is included in accrued expenses in the accompanying financial statements. Further, the market value of the options are also included in accrued expenses at September 30, 1998.

                             ACQUEREN, INC.
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       ALL INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE THREE
         MONTHS ENDED SEPTEMBER 30, 1998 AND 1997 IS UNAUDITED.


NOTE 3 - PROPERTY AND EQUIPMENT

     The major classes of property and equipment are as follows:


                                         Estimated
                                            Useful     June 30,    September 30,
                                             Lives         1998             1998
                                         ---------   ----------    -------------
                                                                     (unaudited)
     Furniture, fixtures and machinery...     8-10   $  592,748         $ 98,000
     Automotive equipment................        3       16,448            2,000
                                                     ----------    -------------
                                                        609,196          100,000
     Less accumulated depreciation.......              (540,671)          (5,399)
                                                     ----------    -------------
                                                     $   68,525         $ 94,601
                                                     ----------    -------------
                                                     ----------    -------------


NOTE 4 - NOTE PAYABLE - BANK

     During the year ended June 30, 1998, the Company had a $3,000,000 credit facility with a bank that provided for a line of credit and letters of credit. Borrowings under this agreement bore interest at prime. In January 1998, the Company repaid all borrowings under this agreement and the agreement was terminated.

NOTE 5 - NOTE PAYABLE - RELATED PARTY

     The Company had the following notes payable to related parties.


                                                                          June 30,   September 30,
                                                                              1998            1998
                                                                      ------------   -------------
                                                                                       (unaudited)
     Note payable to principal corporate stockholder,
     interest at 6% per annum, paid in August 1998................    $  1,000,000      $      -

     Note payable to principal corporate stockholder,
     interest at 6% per annum, due in annual install-
     ments of approximately $100,000 through 2001.................         399,709         293,381
                                                                      ------------   -------------
                                                                         1,399,709         293,381
     Less current portion.........................................      (1,103,938)       (100,000)
                                                                      ------------   -------------
                                                                      $    295,771      $  193,381
                                                                      ------------   -------------
                                                                      ------------   -------------


     The $1,000,000 note was repaid subsequent to June 30, 1998 and accordingly, this debt was classified as a current liability as of June 30, 1998. Interest expense on the debt to related parties was $83,480 and $3,700 for the year ended June 30, 1998 and the three months ended September 30, 1998, respectively.

                             ACQUEREN, INC.
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       ALL INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE THREE
         MONTHS ENDED SEPTEMBER 30, 1998 AND 1997 IS UNAUDITED.


NOTE 6 - INCOME TAXES

     A reconciliation of income taxes at the federal statutory rate to amounts provided for the year ended June 30, 1998 is as follows:


                                                                Amount
                                                            ----------
     Tax benefit computed at statutory rate............     $ (372,500)
     Change in valuation allowance.....................        372,500
                                                            ----------
                                                            $      -
                                                            ----------
                                                            ----------


     Deferred taxes are determined based on the temporary differences between the financial statement and income tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. The components of deferred income tax assets as of June 30, 1998 were as follows:


                                                            Amount
                                                         ----------
     Deferred tax assets:
       Provision for doubtful accounts.................  $  123,000
       Net operating loss..............................     490,000
       Provision for inventory losses..................     108,000
                                                         ----------
                                                            721,000
     Deferred tax liability:
       Depreciation....................................     (15,500)
                                                         ----------
                                                            705,500

     Valuation reserve.................................    (705,500)
                                                         ----------

     Net deferred tax asset............................  $      -
                                                         ----------
                                                         ----------

     At June 30, 1998, the Company provided a 100% valuation allowance for the deferred tax asset because it could not be determined whether it was more likely than not that the deferred tax asset would be realized.

     At June 30, 1998, the Company has a net operating loss carryforward of approximately $1,440,000 which will expire in varying amounts through 2013. In accordance with income tax regulations, the utilization of such net operating losses may be limited due to the sale of the Company as discussed in Note 8.

     Beginning July 1, 1998, the Company's operating results will be included in the consolidated tax return of the parent company, AIII. For the three months ended September 30, 1998 income taxes have been allocated to the Company based on a stand-alone basis.

                             ACQUEREN, INC.
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       ALL INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE THREE
         MONTHS ENDED SEPTEMBER 30, 1998 AND 1997 IS UNAUDITED.


NOTE 7 - COMMITMENTS AND CONTINGENCIES

     The Company rents its operating facility under a long-term operating lease agreement through October 1999, with an option to renew for an additional two years. The agreement requires annual rents of $39,300. During the year ended June 30, 1998 and the three months ended September 30, 1998, the Company incurred rent expense of $26,200 and $9,825, respectively, under this agreement.

     The Company terminated its union contract in New York and the union has claimed a deficiency for unfunded pension liabilities. Management has accrued $125,000 as of June 30, 1998 and September 30, 1998, relating to this potential liability. Management estimates that such an amount will be sufficient to cover any potential obligation to the union. Currently, the work force is not under any collective bargaining agreement.

     In 1994, the Company entered into an at-will employment agreement with its president that provides an annual salary of $124,000 plus a bonus based upon operating results of the Company. In addition, the Company provides a life insurance policy to the president in the name of the president's spouse and the cost of such policy is charged to operations.

NOTE 8 - SALE OF COMPANY

     The acquisition of 100% of the Company's outstanding stock by American International Industries Inc. (AIII) was closed into escrow and the transaction was accounted for as a purchase effective July 1, 1998. All matters were resolved and the transaction was finalized in August, 1998.

     The purchase agreement provided for the two primary shareholders of the Company to receive 5,000,000 and 1,750,000 shares of AIII's common stock in exchange for their 700,000 and 150,000 shares, respectively, of the Company's stock. The purchase agreement further provided for the remaining stockholders of the Company to receive 25.02 shares of AIII's common stock for each share of the Company's stock. In total AIII issued 26,750,000 shares of restricted common stock in exchange for 100% of the outstanding common stock of the Company.

     Based upon the estimated fair value of the restricted common stock of AIII, the consideration paid for the Company was approximately $2,140,000. The purchase price was allocated based upon the fair value of the assets acquired and liabilities assumed, as shown in the following purchase price allocation. Goodwill has been recorded to the extent that the purchase price exceeded the net fair value of the assets acquired with goodwill being amortized over 15 years.

     The following purchase price allocation is based upon management's estimation of the fair market values of the acquired assets and liabilities assumed. Such estimate is subject to revision as more information regarding these fair market values becomes available.

                             ACQUEREN, INC.
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       ALL INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE THREE
         MONTHS ENDED SEPTEMBER 30, 1998 AND 1997 IS UNAUDITED.



     Assets acquired and liabilities assumed:
       Current assets..............................  $  4,034,626
       Property, plant and equipment...............       100,000
       Goodwill....................................       879,834
       Current liabilities.........................    (2,581,079)
       Long-term debt..............................      (293,381)
                                                     ------------
                                                     $  2,140,000
                                                     ------------
                                                     ------------


                    AMERICAN INTERNATIONAL INDUSTRIES, INC.

                        PROFORMA FINANCIAL STATEMENTS


The following unaudited pro forma consolidating statements of loss for the year ended December 31, 1997 and the nine month period ended September 30, 1998 give effect to the acquisitions of Brenham Oil and Gas (Brenham), Acqueren, Inc. and its wholly-owned subsidiary Northeastern Plastics, Inc. (Acqueren) and Modern Film Effects, Inc. (d/b/a Cinema Research Corporation) and Digital Research Corporation (CRC) by American Industries International
(AIII) as discussed in Note 3 to the accompanying financial statements of AIII. The purchase of TRE did not impact the statements of loss because this entity has no operations. These pro forma consolidated statement of loss were prepared assuming that the purchase of Brenham, Acqueren and CRC was completed as of January 1, 1997. The balance sheet as of September 30, 1998 in the accompanying financial statements for AIII gives effect to these acquisitions and the related purchase price allocation of these acquisitions since they were acquired prior to September 30, 1998.

The pro forma statements have been prepared based upon the unaudited financial statements of Brenham, Acqueren and CRC for the year ended December 31, 1997 and the nine months ended September 30, 1998. The pro forma information gives effect to the acquisitions under the purchase method of accounting and reflects the assumptions and adjustments included in the notes to the pro forma consolidated statements of loss. These adjustments give effect to events that are directly attributable to the purchases, that are expected to have a continuing impact, and that are factually supportable.

These pro forma income statements may not be indicative of the results that actually would have occurred if the Brenham, Acqueren and CRC acquisitions had been in effect from January 1, 1997 or which may occur in the future. The pro forma statements of loss should be read in conjunction with the accompanying financial statements of AIII, Acqueren and CRC as of and for the periods presented.

                     AMERICAN INTERNATIONAL INDUSTRIES, INC.
                    PROFORMA CONSOLIDATING STATEMENT OF LOSS
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                   (UNAUDITED)

                                   Historical      Brenham      Acqueren           CRC        Adjustments    Ref    Consolidated
                                   ----------      -------      --------           ---        -----------    ---    ------------
Net sales                         $ 2,501,860      $80,000    $ 7,509,124       $6,717,413     $       -            $16,808,397
Cost of sales                       1,635,855       60,000      6,518,077        4,801,650       205,000     (1)     13,220,581
                                  -----------      -------    -----------       ----------     ---------           ------------
   Gross Profit                       866,005       20,000        991,047        1,915,763      (205,000)             3,587,816
   Total Operating expenses         1,674,172            -      1,711,853        2,284,697       100,000     (2)      5,770,723
                                  -----------      -------    -----------       ----------     ---------           ------------
Operating Income (Loss)              (808,167)      20,000       (720,806)        (368,934)     (305,000)            (2,182,907)
                                  -----------      -------    -----------       ----------     ---------           ------------

Other Income (expense):

Interest income                             -            -         45,399            4,924       (42,000)    (3)          8,323
Interest expense                      (63,908)           -       (108,500)        (146,078)       60,000     (3)       (258,486)
Other income                            2,048            -          2,429            7,800             -                 12,277
Other expense                               -            -        (50,313)         (16,300)            -                (66,613)
Gain (loss) on sale of assets               -            -         50,000          (10,806)            -                 39,194
                                  -----------      -------    -----------       ----------     ---------           ------------
   Total other income (expense)       (61,860)           -        (60,985)        (160,460)       18,000               (265,305)
                                  -----------      -------    -----------       ----------     ---------           ------------
   Net Income (Loss)              $  (870,027)     $20,000    $  (781,791)      $ (529,394)    $(287,000)          $ (2,448,212)
                                  -----------      -------    -----------       ----------     ---------           ------------
                                  -----------      -------    -----------       ----------     ---------           ------------
                                  Pro forma net loss per share - basic and diluted                                 $       (.04)
                                                                                                                   ------------
                                  Pro forma weighted-average shares outstanding                                      69,171,344
                                                                                                                   ------------

REFERENCES
----------
(1) To record increase in depreciation for the step-up in basis of property and equipment due to the purchased companies.

(2) To record amortization of goodwill and amortization of non-compete agreements due to purchased comapnies.

(3) To adjust interest income and expense for the repayment of the note payable to principal stockholder.

                       AMERICAN INTERNATIONAL INDUSTRIES, INC.
                      PRO FORMA CONSOLIDATING STATEMENT OF LOSS
                     FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                                    (UNAUDITED)

                                       Historical        Acqueren             CRC        Adjustments    Ref       Pro-Forma
                                       ----------        --------             ---        -----------    ---       ---------


Net sales                              $5,781,245        $2,640,674       $4,033,861             -               $12,455,780
Cost of sales                           4,523,919         3,072,956        3,223,312       153,000      (1)       10,973,187
                                       ----------        ----------       ----------     ---------               -----------
   Gross Profit (loss)                  1,257,326          (432,282)         810,549       153,000                 1,482,593
Operating expenses                      1,433,411           545,963        1,331,583        75,000      (2)        3,385,957
                                       ----------        ----------       ----------     ---------               -----------
Operating Loss                           (176,085)         (978,245)        (521,034)     (228,000)               (1,903,364)
                                       ----------        ----------       ----------     ---------               -----------

Other income (expense):
Interest income                            22,935            45,935                        (31,500)     (3)           37,370
Interest expense                          (47,301)          (46,264)         (61,768)       45,000      (3)         (110,333)
Other income                               24,698                 -           50,144             -                    74,842
Increase in market value of trading
 securities                                37,845                 -                -             -                    37,845
                                       ----------        ----------       ----------     ---------               -----------
   Total other income (expense)            38,177              (329)         (11,624)       13,500                    39,724
                                       ----------        ----------       ----------     ---------               -----------
New Loss                               $ (137,908)       $ (978,574)      $ (532,658)    $(214,500)              $(1,863,640)
                                       ----------        ----------       ----------     ---------               -----------
                                       ----------        ----------       ----------     ---------               -----------

                                       Pro forma loss per share - basic and diluted                              $      (.02)
                                                                                                                 -----------
                                       Pro forma weighted average shares outstanding                             107,123,236
                                                                                                                 -----------

REFERENCES
----------
(1) To record increase in depreciation for the step-up in basis of property and equipment due to the purchased companies.

(2) To record amortization of goodwill and non-compete agreements due to the purchased companies.

(3) To adjust interest income and expense for the repayment of the note payable to principal stockholder.

                                    PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

     The Company's Common Stock trades under the symbol "EDII" on the OTC Electronic Bulletin Board. The market for the Company Common Stock on the OTC Electronic Bulletin Board is limited, sporadic and highly volatile. The following table sets forth the high and low bid prices per share of the Company's Common Stock for the last two fiscal years as reported by the OTC Electronic Bulletin Board. These prices reflect inter-dealer prices, without retail mark-ups, mark-downs or commissions, and may not necessarily represent actual transactions.

-----------------------------------------------------------------------------
                                                      HIGH             LOW
-----------------------------------------------------------------------------
                    FISCAL 1997
-----------------------------------------------------------------------------
  First Quarter                                      1.3636           .5545
-----------------------------------------------------------------------------
  Second Quarter                                      .7955           .0455
-----------------------------------------------------------------------------
  Third Quarter                                       .1364           .0273
-----------------------------------------------------------------------------
  Fourth Quarter                                      .1455           .0727
-----------------------------------------------------------------------------
                    FISCAL 1998
-----------------------------------------------------------------------------
  First Quarter                                       .2091           .0909
-----------------------------------------------------------------------------
  Second Quarter                                      .6364           .1091
-----------------------------------------------------------------------------
  Third Quarter                                       .4818             .20
-----------------------------------------------------------------------------
  Fourth Quarter, through December 29, 1998             .27             .16
-----------------------------------------------------------------------------

     On December 29, 1998, the last sales price of the Company's Common Stock as reported by the OTC Electronic Bulletin Board was $0.265. The Company believes that as of October 28, 1998, there were approximately 191 record owners of its Common Stock.

     It is the present policy of the Company not to pay cash dividends and to retain future earnings to support the Company's growth. Any payment of cash dividends in the future will be dependent upon the amount of funds legally available therefor, the Company's earnings, financial condition, capital requirements and other factors that the Board of Directors may deem relevant. The Company does not anticipate paying any cash dividends in the foreseeable future.

ITEM 2.   LEGAL PROCEEDINGS

     On December 10, 1998, the Company filed an Original Petition and Request for Temporary Injunction for breach of contract and common law and stock fraud in connection with the Company's acquisition of Acqueren, Inc. against TDA Industries, Inc. and Fred Friedman in the 56th Judicial District Court of Galveston, Texas. The Company has claimed the defendants misrepresented the amount of equity in Acqueren as represented in the acquisition agreement.
The Company is seeking actual damages in the amount of not less than $1,100,000, in addition to further relief which it may be entitled to.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     None.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES

     Current management gained control of the Company in October 1997. Management believes that all prior issuances of Common Stock aggregating 7,028,060 for a total purchase price of $178,456 were made in reliance on
Section 4(2) of the Act.

     The following information sets forth certain information for all securities the Company sold since the Company began current operations in September 1996, without registration under the Act. All transactions or securities were effected or issued in reliance on the exemption from registration afforded by
Section 4(2) and/or Regulation D promulgated under the Act, unless otherwise specified in the issuance description. There were no underwriters in any of these transactions, nor were any sales commissions paid thereon.

     SECURITIES ISSUED FOR CASH

     In September 1997, the Company issued 500,000 shares of Common Stock to a current director of the Company at a purchase price of $0.10 per share.

     In September 1997, the Company issued 5,000,000 shares of Common Stock to a party related to a director of the Company at a purchase price of $0.03 per share.

     In October 1997, the Company issued 250,000 shares of Common Stock to two accredited investors at a purchase price of $0.10 per share.

     In December 1997, the Company issued 200,000 shares of Common Stock in exchange for shares of another corporation valued at $40,000. In August 1998, the Company returned such shares to their previous owner for $40,000 cash.

     In February 1998, the Company issued 50,000 shares of Common Stock to an accredited investor at a purchase price of $0.20 per share.

     From January 1998 to February 1998, the Company issued 5,000,000 shares of Common Stock, pursuant to an exemption under Rule 504 of Regulation D, to one accredited investor at an aggregate purchase price of $500,000 ($0.10 per share).

     From February 1998 to April 1998, the Company issued 1,400,000 shares of Common Stock, pursuant to an exemption under Rule 504 of Regulation D, to one accredited investor at an aggregate purchase price of $200,000 ($0.143 per share).

     In May 1998, the Company issued 1,500,000 shares of Common Stock to directors and to a party associated with the Company at a purchase price of $0.10 per share. As of November 1, 1998, the Company had not received the purchase price for these shares.

     In May 1998, the Company issued 3,500,000 shares of Common Stock to the brother of the CEO of the Company at an aggregate purchase price of $300,000 ($0.086 per share).

     From May 1998 to June 1998, the Company issued 1,500,000 shares of Common Stock, pursuant to an exemption under Rule 504 of Regulation D, to one accredited investor at an aggregate purchase price of $300,000 ($0.20 per share).

     In May 1998, the Company issued 100,000 shares of Common Stock to one accredited investor at a purchase price of $0.25 per share.

     In June 1998, the Company issued 110,000 shares of Common Stock to one accredited investor at a purchase price of $0.35 per share.

     In June 1998, the Company agreed to issue 4,500,000 shares of Common Stock to one accredited investor at an aggregate purchase price of $1,000,000 of which 2,500,000 shares had been issued as of October 28, 1998, and of which $350,000 was still to be paid to the Company.

     In June 1998, the Company issued 500,000 shares of Common Stock to one accredited investor at a purchase price of $0.40 per share.

     In June 1998, the Company agreed to issue 1,000,000 shares of Common Stock to one accredited investor at a purchase price of $0.15 per share. As of November 1, 1998, the Company had not received the purchase price.

     SECURITIES ISSUED FOR SERVICES RENDERED

     In July 1996, the Company issued 550,000 shares of Common Stock to former directors for management advisory services rendered. The value of these shares were deemed to be immaterial by prior management.

     In October 1996, the Company issued 10,000 shares of Common Stock to a former officer for management services rendered. The value of these shares were deemed to be immaterial by prior management.

     In September 1996, the Company issued 10,000 shares of Common Stock to an employee for receptionist services rendered. The value of these shares were deemed to be immaterial by prior management.

     In December 1997, the Company issued 1,400,000 shares of restricted common stock to a consulting firm for strategic planning assistance rendered to the Company. Such shares were valued at the market price of $.05 per share resulting in a $70,000 charge to general and administrative expense in 1997.

     In May 1997, the Company issued 40,000 shares of Common Stock to a advertising consultant for services rendered. The value of these shares were deemed to be immaterial by prior management.

     In September 1997, the Company issued options to purchase 3,300,000 shares of Common Stock at an exercise price of $0.02 per share to current and former directors of the Company and to a party related to a director of the Company. In addition, 600,000 options to purchase shares were issued in September 1997 to a former officer and director. In October 1998, options to purchase 500,000 of these options were repurchased by the Company for $20,000. The remaining options to purchase 100,000 shares were transferred to an unrelated party who exercised these options in August 1998. In June 1998, options to purchase 2,000,000 shares of Common Stock were exercised by the brother of the CEO of the Company.

     In October 1997, the Company issued 100,000 shares of Common Stock to an consultant of the Company for management advisory services rendered. Such shares were valued at the market value of $.05 per share. Accordingly, a $5,000 compensation expense was recorded.

     In October 1997, the Company issued six options each to purchase 200,000 shares of Common Stock to a party pursuant to a finders fee agreement in connection with equity raising transactions at exercise prices of $0.02, $0.04, $0.06, $0.08, $0.10, and $0.20 per share. In February 1998, the options to purchase 200,000 shares of Common Stock at $0.02 and $0.04 were exercised, and as of December 1998 all remaining options were canceled.

     In January 1998, the Company issued 610,000 shares of Common Stock to officers, directors, and employees for management advisory services rendered. These shares were valued at the market value of $.05 per share resulting in a $30,500 compensation expense.

     In January 1998, the Company issued 100,000 shares of Common Stock to a former employee in exchange for the surrender of a previously issued option to purchase 100,000 shares of Common Stock at an exercise price of $0.02 per share. The issuance was recorded as $5,000 of compensation expense ($.05 per share).

     In January 1998, the Company issued 100,000 shares of Common Stock to a former director as part of a severance payment. This issuance was recorded as $5,000 compensation expense ($.05 per share).

     In May 1998, the Company issued 190,000 shares of Common Stock to key employees of one of its subsidiaries, to an officer of the Company, and to a director of the Company for management advisory services rendered. The issuance of such shares was recorded at the market value ($.08 per share) at the date of grant as $15,200 of compensation expense.

     In May 1998, the Company issued an option to purchase 2,000,000 shares of Common Stock to the CEO of the Company at an exercise price of $0.12 per share.

     In May 1998, the Company issued an option to purchase 4,000,000 of Common Stock to party in connection with an exempt offering at an exercise price of $0.25 per share.

     In August 1998, the Company issued an option to purchase 20,000 shares of Common Stock at an exercise price of $0.34 per share to an officer of the Company as part of an employment agreement.

     SECURITIES ISSUED IN ACQUISITIONS

     See Item 1 "Description of Business" for detailed discussion of these transactions and related values and values per share.

     In October 1996, the Company issued 2,527,000 of Common Stock, one-half of which was issued to current directors of the Company, in exchange for the outstanding shares of Pitt's & Spitt's, Inc. and Har-Whit, Inc.

     In December 1997, the Company issued 22,000,000 shares of Common Stock to parties associated with the Company, to parties related to a director of the Company, and to affiliates of the Company in exchange for the outstanding shares of Brenham Oil & Gas, Inc., Texas Real Estate Enterprises, Inc., and GCA, Inc.

     In May 1998, the Company on behalf of one of its subsidiaries issued 8,000,000 shares of Common Stock to a party associated with the Company in exchange for a piece of property.

     In June 1998 and in December 1998, the Company on behalf of one of its subsidiaries issued a total of 2,100,000 shares of Common Stock to party associated with the Company and to party related to a director of the Company in exchange for the outstanding shares of Midtowne Properties, Inc.

     Effective July 1, the Company entered into a purchase agreement to acquire Acqueren Inc. which provided for the issuance of 6,750,000 shares of Common Stock to the two primary shareholders of Acqueren, Inc, and provided for the remaining shareholders of Acqueren, Inc. to receive approximately 25.02 shares of common stock for each share of Acqueren, Inc. common stock exchanged for a total of 26,750,000 shares of AIII Common Stock. As of December 1, 1998, the Company had exchanged approximately 19,597,000 shares of Common Stock pursuant to the purchase agreement with the remaining shares held by the Company until the Acqueren shares are exchanged.

     In September 1998, the Company issued 6,300,000 shares of Common Stock, and an option to purchase 400,000 shares of Common Stock at an exercise price of $0.20 per share to a current director in exchange for the outstanding shares of Modern Film Effects, Inc., Digital Research Corporation, and Electronic Pictures California, Inc.

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 78.7502 of the Nevada General Corporation Law allows the Company to indemnify any person who was or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of any corporation, partnership, joint venture, trust or other enterprise. The Company may advance expenses in connection with defending any such proceeding, provided the indemnitee undertakes to pay any such amounts if it is later determined that such person was not entitled to be indemnified by the Company. In addition, the Company's Certificate of Incorporation and Bylaws provide for indemnification of all directors, officers, and control persons.

     Insofar as indemnification by the Company for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company pursuant to provisions of the Certificate of Incorporation and Bylaws, or otherwise, the Company has been advised that in the opinion of the SEC, such indemnification is against public policy and is, therefore, unenforceable. In the event that a claim for indemnification by such director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being offered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                      PART III

ITEM 1.   EXHIBITS

     The following exhibits are to be filed as part of the Registration
Statement:


     EXHIBIT NO.      IDENTIFICATION OF EXHIBIT
     -----------      --------------------------------------------------------
     Exhibit 2.1      Articles of Incorporation of Black Tie Affair, Inc.

     Exhibit 2.2 Certificate of Amendment of Articles of Incorporation of American International Industries, Inc.

     Exhibit 2.3      Certificate of Amendment of Articles of Incorporation of
                      Energy Drilling Industries, Inc.

     Exhibit 2.4      Certificate of Amendment of Articles of Incorporation of
                      Energy Drilling Industries, Inc.

     Exhibit 2.5      Certificate of Amendment of Articles of Incorporation of
                      Pitts and Spitts of Texas, Inc.

     Exhibit 2.6      Certificate of Amendment of Articles of Incorporation of
                      Black Tie Affair, Inc.

     Exhibit 2.7      Amended and Restated Bylaws of American International
                      Industries, Inc.

     Exhibit 2.8      Common Stock Certificate, American International
                      Industries, Inc.

     Exhibit 2.9      Common Stock Certificate, Acqueren, Inc.

     Exhibit 2.10     Common Stock Certificate, Har-Whit/Pitt's & Spitt's, Inc.

     Exhibit 6.1      Daniel Dror, Sr. Employment Agreement dated May 14, 1998

     Exhibit 6.2      Daniel Dror, Sr. Employment Agreement dated
                      October 16, 1998

     Exhibit 6.3      Raymond C. Hartis Employment Agreement

     Exhibit 6.4      D. Wayne Whitworth Employment Agreement

     Exhibit 6.5      John Stump III Employment Agreement

     Exhibit 6.6      Marc Fields Employment Agreement

     Exhibit 6.7      Jordan Friedberg Employment Agreement

ITEM 2.  DESCRIPTION OF EXHIBITS

                                    III-1

                                     SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                              AMERICAN INTERNATIONAL INDUSTRIES, INC.

Dated: December 30, 1998      By: /s/ Daniel Dror, Sr.
                                 -----------------------------------------
                                 DANIEL DROR, SR., Chief Executive Officer